Exhibit 99.1

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At December 31, 2022 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At December 31, 2022 presented in comparative form

Index

Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements Summary of Information requested by Resolution N° 368/01 Of the National Securities Commission
Report of Independent Auditors
Report of the Supervisory Committee

$ = Argentine Peso

US$ = US Dollar

EUR = Euro

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Autonomous City of Buenos Aires
Principal activity:	Use, management and operation of airports
Consolidated Financial Statements At December 31, 2022 presented in comparative format
DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:
Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	January 3, 2023
Registration number with the Superintendence of Corporations:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 - Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 15)
	Subscribed	Paid-in

	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
	258,517,299	258,517,299

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Comprehensive Income

For the years ended at December 31, 2022 and 2021

		12.31.2022	12.31.2021

	Note	$
Continuous Operations
Revenue	4	112,311,040,656	61,753,526,512
Construction income (CINIIF 12)	5	21,995,877,987	10,705,174,796
Cost of service	10	(70,747,482,513)	(54,205,461,764)
Construction costs (CINIIF 12)		(21,961,772,854)	(10,680,514,164)
Operating profit		41,597,663,276	7,572,725,380
Distribution and selling expenses	10	(5,256,950,901)	(4,303,068,893)
Administrative expenses	10	(4,544,781,220)	(3,323,501,401)
Other income and expenses, net	4	1,943,555,438	(1,336,658,499)
Operating profit		33,739,486,593	(1,390,503,413)

Finance Income	4	5,296,787,624	466,516,091
Finance Costs	4	(1,423,033,597)	10,602,863,776
Result from exposure to changes in the purchasing power of the currency		2,480,203,720	1,200,714,390
Result of investments accounted for using the equity method		(4,080,729)	-
Income before income tax		40,089,363,611	10,879,590,844
Income tax	4	513,778,779	(10,884,106,212)
Income for the year for continuous operations		40,603,142,390	(4,515,368)
Net Income for the year		40,603,142,390	(4,515,368)
Other comprehensive income		-	-
Comprehensive Income for the year		40,603,142,390	(4,515,368)

Income attributable to:
Shareholders		40,638,030,971	(4,963,622)
Non –Controlling Interest		(34,888,581)	448,254

Result per share basic and diluted attributable to shareholders of the Company during the year (shown in $ per share ) from continuous operations		157.0616	(2.4600)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Financial Position

At December 31, 2022 and 2021

		12.31.2022	12.31.2021

	Note	$
Assets
Non-current Assets
Investments accounted for by the equity method		1,592,832	-
Property, plant and equipment	12	176,609,455	110,592,842
Intangible Assets	5	272,099,085,921	264,750,686,945
Rights of use		504,276,243	1,109,407,733
Deferred tax assets	13	-	15,173,758
Other receivables	4	9,705,112,095	11,893,645,022
Total Non-Current Assets		282,486,676,546	277,879,506,300
Current Assets
Other assets		99,424,013	-
Other receivables	4	2,240,308,555	3,647,079,356
Trade receivables, net	4	9,443,014,952	8,132,504,781
Investments	4	736,850	2,623,165,497
Cash and cash equivalents	4	25,607,362,655	31,739,753,459
Total Current Assets		37,390,847,025	46,142,503,093
Total Assets		319,877,523,571	324,022,009,393

Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		-	910,978,514
Share Premium		137,280,595	137,280,595
Capital adjustment		19,994,148,926	50,036,423,343
Legal and facultative reserve		100,659,294,802	101,988,984,080
Retained earnings		18,438,253,482	(22,199,777,489)
Subtotal		139,487,495,104	131,132,406,342
Non-Controlling Interest		(32,429,130)	2,459,451
Total Shareholders’ Equity		139,455,065,974	131,134,865,793

Liabilities
Non- Current Liabilities
Provisions and other charges	9	2,273,379,559	5,173,576,146
Financial debt	6	115,264,730,514	101,022,207,384
Deferred income tax liabilities	13	23,279,466,209	23,906,927,752
Lease liabilities		-	407,520,776
Accounts payable and others	4	235,941,255	1,524,569,821
Fee payable to the Argentine National Government	7	-	4,836,443,972
Total Non- Current Liabilities		141,053,517,537	136,871,245,851
Current Liabilities
Provisions and other charges	9	6,115,805,377	6,313,914,718
Financial debt	6	12,092,746,805	23,633,233,391
Deferred income tax liabilities, net prepayments		6,788,517	18,112,297
Lease liabilities		389,910,421	525,081,781
Accounts payable and others	4	15,886,151,797	16,379,239,681
Fee payable to the Argentine National Government	7	4,877,537,143	9,146,315,881
Total Current Liabilities		39,368,940,060	56,015,897,749
Total Liabilities		180,422,457,597	192,887,143,600
Total Shareholders’ Equity and Liabilities		319,877,523,571	324,022,009,393

The accompanying notes are an integral part of these Consolidated Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Changes in Equity

For the years ended at December 31, 2022 and 2021

	Attributable to equity holders of the Company
	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Accumulated Results	Total	Non- Controlling Interest	Total Shareholders’ Equity

	$
Balance at 01.01.2022	258,517,299	910,978,514	137,280,595	50,036,423,343	3,435,753,200	98,066,894,280	486,336,600	(22,199,777,489)	131,132,406,342	2,459,451	131,134,865,793
Resolution of the Shareholders’ meeting of March 10, 2022 - Redemption of preferred shares (Note 17)	-	(910,978,514)	-	(30,042,274,417)	-	(1,349,328,445)	-	-	(32,302,581,376)	-	(32,302,581,376)
Compensation plan	-	-	-	-	-	-	19,639,167	-	19,639,167	-	19,639,167
Net comprehensive Income for the year	-	-	-	-	-	-	-	40,638,030,971	40,638,030,971	(34,888,581)	40,603,142,390
Balance at 12.31.2022	258,517,299	-	137,280,595	19,994,148,926	3,435,753,200	96,717,565,835	505,975,767	18,438,253,482	139,487,495,104	(32,429,130)	139,455,065,974

Balance at 01.01.2021	258,517,299	910,978,514	137,280,595	50,036,423,343	3,435,753,200	98,066,894,280	445,234,459	(22,194,813,867)	131,096,267,823	2,011,197	131,098,279,020
Compensation plan	-	-	-	-	-	-	41,102,141	-	41,102,141	-	41,102,141
Net comprehensive Income for the year	-	-	-	-	-	-	-	(4,963,622)	(4,963,622)	448,254	(4,515,368)
Balance at 12.31.2021	258,517,299	910,978,514	137,280,595	50,036,423,343	3,435,753,200	98,066,894,280	486,336,600	(22,199,777,489)	131,132,406,342	2,459,451	131,134,865,793

The accompanying notes are an integral part of these Consolidated Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Cash Flow

For the year ended at December 31, 2022 presented in comparative form

		12.31.2022	12.31.2021

	Note	$
Cash Flows from operating activities
Net income for the year		40,603,142,390	(4,515,368)
Adjustment for:
Income tax	13	(513,778,779)	10,884,106,212
Amortization of intangible assets	5 / 10	14,647,479,011	14,117,916,273
Depreciation of property, plant and equipment	12 / 10	39,940,215	16,505,761
Depreciation right of use	10	605,131,480	605,131,480
Bad debts provision	8/10	(1,261,634,810)	820,263,219
Specific allocation of accrued and unpaid income	7	1,556,329,082	7,787,446,485
Income of investments accounted for by the equity method		4,080,729	-
Compensation plan		19,639,167	41,102,141
Unpaid financial debt interests costs	6	10,328,863,962	12,947,063,410
Accrued deferred revenues and additional consideration	9	(1,950,198,065)	(1,490,553,621)
Accrued and unpaid Exchange differences		(2,413,584,968)	(20,519,236,621)
Provision for contingencies	9	151,412,750	1,851,980,126
Inflation effect adjustment		(20,517,514,442)	(8,619,692,935)
Changes in operating assets and liabilities:
Changes in trade receivables		(7,507,161,608)	(4,308,227,648)
Changes in other receivables		(2,246,841,227)	3,546,020,257
Changes in other assets		(99,424,013)	-
Changes in accounts payable and others		7,478,611,828	(2,801,400,391)
Changes in provisions and other charges		(4,609,599,055)	3,365,086,168
Changes in fee payable to the Argentine National Government		(1,634,758,791)	-
Increase of intangible assets		(21,995,877,987)	(10,702,619,406)
Payment of debt to the National Government		(30,476,665,719)	-
Income tax payment		(124,871,645)	(21,591,661)
Net cash flow (used in) / generated by operating activities		(19,917,280,495)	7,514,783,881
Cash Flow for investing activities
Addition of investments		(17,839,726,918)	-
Collection of investments		19,317,435,604	2,304,329,061
Acquisition of fixed assets		(589,116)	-
Net cash flow generated by investing activities		1,477,119,570	2,304,329,061
Cash Flow from financing activities
New financial debt	6	50,044,314,022	51,238,382,892
Lease liabilities		(503,882,446)	(675,050,230)
Financial debt paid- principal	6	(29,510,544,198)	(33,996,055,699)
Financial debt paid- interests	6	(10,877,455,954)	(10,273,323,028)
Dividends paid	9	(369,517,526)	-
Net cash flow generated by financing activities		8,782,913,898	6,293,953,935
(Decrease) / Net increase in cash and cash equivalents		(9,657,247,027)	16,113,066,877
Variation in cash and cash equivalents
Cash and cash equivalents at the beginning of the year		31,739,753,459	15,047,180,989
(Decrease) / Net increase in cash and cash equivalents		(9,657,247,027)	16,113,066,877
Effect of inflation generated by cash and cash equivalents		6,748,213,998	2,558,913,576
Foreign Exchange differences generated by cash and cash equivalents		(3,223,357,775)	(1,979,407,984)
Cash and cash equivalents at the end of the year		25,607,362,655	31,739,753,458
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	12 / 6	105,367,713	2,555,390
Dividends on preferred shares		-	631,446,360

The accompanying notes are an integral part of these Consolidated Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the postponement to December 2022 of the following commitments: (i) programming of funds for works and rescue of preferred shares $ 406.5 million and (ii) regularization of the specific allocation of income owed for 2020. Likewise, the ORSNA deferred to June 2023 the necessary adjustment to balance the financial projection of income and expenses.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

Main terms and conditions of the Concession Agreement:

1.1. Consideration payable to the Argentine National Government

Under the terms of the Concession Agreement, the Company is required to, on a monthly basis; allocate an amount equal to 15% of the revenues derived from the Concession, as follows:

-	11.25% of total revenues to a trust for funding infrastructure works of the National Airport Systems. 30 % of such funds will be contributed directly to the National Social Security Administration (ANSES). The Secretary of Transportation, with previous authorization from the ORSNA, will determine the works in any airport of the country whether at airports under the concession agreement or not. The Company could present the ORSNA proposed works projects which, together with ORSNA´s proposals will be presented to the Secretary of Transportation who will decide upon the use of the trust funds

-	1.25% of total revenues to a trust fund to study, control and regulate the Concession, which is to be administered and managed by the ORSNA.

-	2.5% of total revenues to a trust for funding of infrastructure works for the “A” Group of the National Airports System.

The Company may settle trust payment obligations through the assignment of credits arising from the rendering of aeronautical and/or airport services under the concession prior intervention of the Secretary of Transport and authorization of the ORSNA.

1.2. Tariff schedule

The Concession Agreement establishes the maximum rates that the Company may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft charges, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors.

Under the Concession Agreement, the ORSNA must annually review the financial projection of income and expenses in order to verify and preserve the equilibrium of the variables on which it was originally based. The main factors that determine economic equilibrium are the payments to the Argentine National Government, the fees charges to Airlines and passengers for aeronautical services, commercial revenues, investments the Company is required to make under the concession, The ORSNA determines the adjustment to be made to these factors to achieve economic equilibrium through the term of the concession. The only factor that has been adjusted in the past has been the fees the Company charges for aeronautical services and additional investment commitments.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule (Contd.)

As of 2012, the ORSNA has reviewed the Financial Projection of Income and Expenses four times through Resolution 115/12, dated November 7, 2012, Resolution 44/14 dated March 31, 2014, Resolution 167/15 dated November 20, 2015 and Resolution 100/2016 dated November 25, 2016; Resolution Nº 75/19 dated September 11, 2019 and Resolution Nº 92/19 dated October 21, 2019.

In November 2012, together with the increase of tariffs granted by the National Government a “New Trust for Works-Portfolio of Projects” was created as per article 7 E) of the Trust Agreement for the Strengthening aimed at financing Works of “Portfolio of Works 2012”. Through ORSNA Resolution No. 89/21 dated December 30, 2021, the ORSNA ordered the closure of the 'Trust Account of the Equity of Specific Affectation for Works of the Bank of Projects 2012'.

By virtue of this, it established that (i) the works in progress and those still pending execution that are detailed in the document called 'Bank of Works Projects of the year 2012' be faced with the funds from the Patrimony of Affectation called 'Trust Account of Specific Affected Assets to reinforce substantial investments of Group A', created by Resolution 45 of 03/31/14 and (ii) the funds deposited in the 'Trust Account of Specific

Affected Assets for Works of the Bank of Projects 2012' as well as the funds owed to it by AA2000, will be transferred to the 'Specific Affected Patrimony Trust Account for the reinforcement of substantial investments of Group A created by Resolution 45/14.

Following the increase of tariffs granted by the National Government in 2014, a new account was created “Trust Account for the Reinforcement of Investments of Group A”.

In accordance with the provisions of the Technical Conditions for the Extension, the ORSNA resolved to readjust the Tariff Schedule duly approved by ONRSA Resolution No. 93/19 and issued ORSNA Resolution No. 04/21, dated January 13, 2021, which provided for the increase in the International Air Station Use Rate (TUAI) and ORSNA Resolution No. 83/21, dated December 29, 2021, which provided for the readjustment of the Domestic Air Station Use Rate (TUA) for tickets issued to from January 1, 2022 as of January 1, 2022 and ORSNA Resolution 98/22, dated December 16, 2022, which provided for the readjustment of the Domestic Airstation Use Fee (TUA).

Likewise, ORSNA Resolution No. 83/21 maintains the freezing provided in Article No. 1 of Resolution No. 04/21 regarding the values corresponding to the Aircraft Landing and Parking Fees applicable directly to airlines. That carry out regular and non-regular domestic and international services, nor affect the Use Rate for regional flights in all the Airports of Group A of Airports.

As of the date of these financial statements, the revisions to the financial projection of income and expenses corresponding to the years 2018, 2019, 2020, 2021 and 2022. On September 23, 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, ORSNA approved by ORSNA Resolution No. 60/21 that ordered the postponement until June 2023 of the adjustment necessary to balance the financial projection of income and expenses.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.3. Investments

The Company executed the capital investments committed in the investment plan presented with the Memorandum of Agreement for the period corresponding to 2006-2028.

In order to strengthen the airport system, new investments were established, listed in Annex I of the Technical Conditions for the Extension, for the periods 2020-2021, 2022-2023; 2024-2027 and 2028-2038.

The ORSNA will be the one who will assign the execution priorities within each period according to the financial goals established in the Financial Projection of Income and Expenses.

Works performed in accordance with the investment plan are entered in an investment registry maintained by the ORSNA, which catalogues both the physical progress and economic investments made under the investment plan. The Company is required to provide all the necessary documentation and any other data or reports requested by the ORSNA with respect to the investment registry.

In order to guarantee the completion of the works, the Company has contracted a surety insurance.

In August 2011, the Asociación de Superficiarios de la Patagonia (ASSUPA) started a civil action against the Company in a federal court in the Autonomous City of Buenos Aires according to Environmental Law N° 25.675, requesting the remediation of liabilities that eventually caused environmental damage in airports concessioned.

To date, the Court has appointed as expert the University of La Plata to conduct the research related to the remedial Works requested. ASSUPA obtained a precautionary measure to guarantee the execution of works for $97.420.000. Such works do not constitute a contingency, in case of execution they should be considered as included in the contract investments plan.

1.4. Transfer of assets used to provide the services

At the end of the Concession, AA2000 shall transfer to the Government, free of charge, all assets in use until that date for the provision of services to ensure continuity of the rendering of services either by the Government or a future concessionaire under the same conditions, and with the same quality standards.

1.5. Guarantee for fulfillment of the Concession Contract

It was agreed that a guarantee might be offered, to the satisfaction of ORSNA consisting in the pledge of securities, property and/or real estate mortgages, as well as surety bonds.

In order to comply with this clause, the Company has set up a surety bond.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.6. Insurances

Additionally, the Company shall enter into a civil liability insurance policy for a minimum amount of $ 300,000,000.

The company has contracted insurance for U$S 300,000,000.

1.7. Limitations to the transfer of shares

The shares in AA2000 could not be pledged without prior authorization of the ORSNA. The shareholders of AA2000 could only change their stake ownership or sell their shares with the prior authorization of the ORSNA.

Under the Concession Agreement, the Company is required to maintain, at all times, a technical expert. Under the Concession Agreement, any shareholder who has held at least 10.0% of the capital stock for a minimum of five years is considered a technical expert.

It is established that the Company cannot merge or spin off during the term of the Concession Agreement.

1.8. Withdrawal and Compensation of Claims

Through the approval of the Memorandum of Agreement, the definitive resolution of the mutual claims between the National State and Aeropuertos Argentina 2000 S.A. was agreed.

The Company withdrew from the claims, appeals and lawsuits filed or in progress against the National State. Likewise, the ORSNA withdrew the executive lawsuit initiated against the Company for the non-payment of the canon.

As a result of what was agreed and the commitments assumed in the “Technical Conditions of the Extension”, approved by Decree 1009/20, the company withdrew from the administrative and judicial actions against the National State, the ORSNA and their decentralized entities.

In relation to the judicial case where the economic-financial reviews approved by ORSNA Resolutions Nos. 75/19 and 92/19, ended with the judicial approval of the agreements reached approved by the aforementioned Decree. On December 30, 2021, in the same judicial file, ORSNA Resolution No. 60/21 dated September 23, 2021 was judicially approved, by which the Regulatory Body approved the content of the minutes signed with AA2000 in the dates August 03, 2021 and September 02, 2021.

ORSNA issued RESFC-2022-95-APN-ORSNA#MTR dated November 28, 2022, by which it approved the instruction agreement for the payment of fines. Said agreement provides for payment of the total firm fines in 12 monthly installments, with the first installment due on December 10, 2022 and the last on November 10, 2023.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.8. Withdrawal and Compensation of Claims (Contd.)

The Company has been complying with the Agreement, having already paid the installments corresponding to the months of December 2022, January 2023 and February 2023.

NOTE 2 - BASIS FOR CONSOLIDATION

The consolidated financial statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Controlled (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 12.31.22	Net Shareholders’ equity at closing	Income for the year

			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	362,768,161	365,314,767	29,307,213
Cargo & Logistics SA.	1,637,116	98.63%	1,521,641	1,542,777	(3,975,558)
Paoletti América S.A.	6,000	50.00%	15,526	31,051	(14,717)
Texelrío S.A. (3)	84,000	70.00%	56,478,521	21,502,785	56,478,521
Villalonga Furlong S.A (4)	123,700	1.46%	55,664	3,812,580	(90,454)

(1)	Companies incorporated in Argentina.

(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.

(3)	Shareholders Equity includes 4,000,000 of preferred shares.

(4)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Company´s accounting policies.

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

AA2000 owns 98.63% of the capital stock of Cargo y Logística S.A., holder of 98.42% of the shares of Villalonga Furlong S.A. Villalonga Furlong S.A. is the holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the capital stock, (the Class “A” shares) are owned by the Argentine National Government - Ministry of Defense. Empresa de Cargas Aéreas del Atlántico Sud S.A. (which, as of the date of these consolidated financial statements, is under liquid proceedings as a result of the application of the provisions of Section 94 subsection 2 of Commercial Law 19550) was the concessionaire of the exploitation and provision of international air cargo storage, stowage and warehouse services until June 30, 2009. As from that date the services in charge of Empresa de Cargas Aéreas del Atlántico Sud S.A. are performed by AA2000 in accordance with the Bidding Terms and Conditions of the AA2000 concession agreement.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting. Therefore, the Company has consolidated the assets, liabilities and results of Paoletti América S.A.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION (Contd.)

In addition, the Company holds 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all types of services related to park and airport maintenance.

NOTE 3 – ACCOUNTING POLICIES

The Consolidated Financial Statements are presented in Argentine Pesos, except when it specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on March 8, 2023.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

The Consolidated Financial Statements of AA2000 have been prepared in accordance with IFRS and IFRIC (International Financial Reporting Interpretations Committee) and International Accounting Standards (NIC or IAS) issued by the International Accounting Standards Committee (IASC, predecessor of the IASB).

These accounting policies have been consistently applied to all the years presented, unless otherwise stated.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

1) Comparative Information

The information included in these financial statements was extracted from the Financial Statements of AA2000 as of December 31, 2021, timely approved by the Company’s Board and Shareholders and restated at the closing currency at December 31, 2022, based on the application of IAS 29 (see Note 3.23)

2) Controlled

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

2) Controlled (Contd.)

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprised non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Property, plant and equipment

Property, plant and equipment is stated at their historical cost, restated at closing currency, net of depreciations and impairment, if any. The historical cost includes expenses directly attributable to the acquisition of such assets.

Subsequent costs are included in the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Company and the cost is reliably measured. The carrying value of replaced parts is derecognized. All other maintenance and repair expenses are expensed when incurred. No significant components are observed within this category.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

4) Property, plant and equipment (Contd.)

Land is not depreciated. Depreciation on other assets is calculated using a straight-line method over its estimated useful life as follows:

Buildings: 30 years

Vehicles: 60 months

Machinery: 120 months

Installations: 60 months

Furniture and office equipment: 60 months

Data Processing: 36 months

The residual value of the assets and their useful life are reviewed, and adjusted if appropriate, at the end of each year. Changes in the criteria, if any, are recognized as a change in estimate.

The carrying value of the assets is written down immediately to its recoverable value if the assets carrying amount exceeds its estimated recoverable value.

5) Intangible Assets

The Company has recognized an intangible asset that represents the right (license) to charge users for the service of airport concession. Such intangible asset is registered at cost restated at closing currency minus the accumulated amortization which is amortized in a straight line during the term of the concession.

Our Concession Agreement is accounted for in accordance with IFRS based on the principles outlined in IFRIC 12 “Service Concession Arrangements.” Under IFRIC 12, our Concession Agreement is a “build-operate- transfer” arrangement, under which we develop infrastructure to provide public services and, for an specific period, operate and maintain such infrastructure. Infrastructure is not recognized as property, plant or equipment (PPE), because we have the right to charge fees for services provided to users during the period of the Concession Agreement.

The assets subject to amortization are reviewed for depreciation when the events or changes in the circumstances indicate that the book value cannot be recovered. The loss for depreciation is recognized for the amount by which the accounting value of the asset exceeds its recovery value. For the purpose of depreciation testing, the assets are grouped at the lowest level for which there are identified cash flows.

6) Rights of Use

The Company has recognized an asset for the right of use born from the leases of offices and deposits. Said asset is recorded at the present value of the payments defined in the lease contract restated in the closing currency minus accumulated amortization, which amortizes in a straight line during that of the lease.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Other assets

Other assets are deferred charges that are valued at historical cost, net of accumulated depreciation.

8) Investments

The investments consist mainly of investments in public debt instruments and term deposits, with original maturity greater than three months from the date of acquisition

All purchases and sales of investments are recognized on the settlement date, which does not differ significantly from that of contracting, date on which the Company undertakes to buy or sell the investment.

The results from financial investments, both by quote difference and by exchange difference, are recognized in the “Financial income” in the Statement of Comprehensive Income.

The fair value of listed investments is based on current offer prices. If the market for a financial investment is not active or the securities have no quotation, the Company estimates the fair value according to standard valuation techniques.

9) Sales receivables and other receivables

Sales receivables and other receivables are recognized at face value; net the provision for devaluation losses if there are no significant differences with the interest method. The implicit interest is disaggregated and recognized as financial income as interest is accrued.

10) Cash and cash equivalents

In the consolidated statements of cash flows cash and cash equivalents include cash in hand, time deposits in financial entities, other short-term highly liquid investments with an original maturity of three months or less and bank overdrafts. In the consolidated statements of financial position, bank overdrafts, if any, are shown within borrowings in current liabilities.

11) Capital Stock

The capital stock is represented by ordinary, non-endorsable shares of $ 1 par value and preferred shares of $ 1 par value. The adjustment that arises from the restatement to the closing currency, is exposed as "Adjustment of capital".

12) Provisions and other charges

Provisions are recognized in the financial statements when:

a)	The Company has a present obligation (legal or constructive) as a result of past events,

b)	It is probable that an outflow of resources is required to settle such obligation and

c)	The amount can be reliably estimated

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

12) Provisions and other charges (Contd.)

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation considering the best available information at the time of the preparation of the consolidated financial statements and are reassessed at each closing date. The discount rate used to determine present value reflects current market assessment, at statements financial position date, of the time value of money, and the risks specific to the obligation.

13) Financial debt

Borrowings and other financial liabilities are initially recognized at fair value, net of direct transaction costs incurred. Subsequently, borrowings are carried at amortized cost using the effective interest method. Borrowings are classified under current liabilities if payment is expected within a year.

14) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation

Income tax expense for the year comprises current and deferred income tax and is recognized in the Statement of Comprehensive Income.

Deferred income tax is recognized using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts.

Main temporary differences correspond to differences between the book and tax value of property, plant and equipment and intangible assets, mainly due to different depreciation and amortization criteria. Deferred assets and liabilities are measured at the tax rate expected to apply in the period in which the asset is realized or the liability settled, based on the tax laws enacted or substantially enacted at the end of the year. Under IFRS, the deferred tax assets (liabilities) are classified as non-current assets (liabilities). Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences derived from the investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in a foreseeable future.

The income tax result for the year ended December 31, 2022 was profit of $514 millon, including a charge for current tax of $15 million and a profit for deferred tax of $529 million.

The Income tax charge in 2021 was $10,884 million, including a charge for current tax of $25 million and a charge for deferred tax of $10,859 million.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

14) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation (Contd.)

For determining the net taxable income at the end of the years ended at December 31, 2022 and 2021, the inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law, for $22,168 million and $14,663 million respectively was incorporated into the tax result, as of December 31, 2022 and 2021, the variation of the General Level Consumer Price Index (CPI) exceeded 100% in the 36-month period ending fiscal years 2022 and 2021.

15) Leases

Assets acquired through leasing are recorded as assets either under "Intangible assets" or under "right of use", depending on the nature of the leased object, and are initially valued at the present value of future minimum payments or at their fair value if It is lower, reflecting in the liability the corresponding debt with the lessor. The financial cost is accrued based on the effective rate and is included within “Financial costs”.

In the case of short-term leases or low-value leases, the Company has chosen not to recognize an asset, but rather recognizes the expense on a straight-line basis during the term of the lease for the fixed income part. Variable or contingent income is recognized as an expense in the period in which payment is probable, as are increases in fixed income indexed by a price index.

The lease liabilities maintained with financial institutions, given the nature of the creditor, are disclosed within the “Financial debt” category; instead, those contracts of leases held with creditors with a purely commercial activity are disclosed as “Lease liability”.

16) Accounts payable and others

Accounts payable and others are obligations to pay for goods and services that have been acquired in the ordinary course of business. Accounts payable are classified in current liabilities if payment is due within one year or less. Accounts payable are initially recognized at fair value and subsequently measured at their amortized cost using the effective interest method.

Unpaid salaries, vacations and bonuses, and social contributions, as well as employee termination payments and restructuring costs are recognized at fair value.

17) Revenues

The Company generates revenues from the following activities:

a)	Aeronautical services provided to users and aeronautical operators in the airports. Main aeronautical services include passenger use fees, aircraft landing fees and aircraft parking fees;

b)	Non-Aeronautical revenues mainly obtained from commercial activities within the airports. Main non-aeronautical revenues include warehouse usage, use of space, car parking, etc.

Revenues for use of space by retail stores can be either contracted as a fixed or variable amount.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

17) Revenues (Contd.)

Revenue for contracts with clients is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the sale of services, stated net of discounts and value added taxes. The Group recognizes revenues in the period the services are rendered, when the amounts can be reliably measured, when it is likely that future economic benefits will flow to the entity and when the specific criteria for each of the activities has been met, as previously mentioned.

The Group performs construction activities as part of the obligations derived from the investment plan established in the Concession Agreement mentioned in Note 1. In accordance with IFRIC 12 paragraph 14, the Group recognizes construction revenues and costs during the construction period.

18) Distribution of dividends

The distribution of dividends to the Company shareholders is recognized as a liability in the financial statements in the year the dividends are approved by the shareholders.

19) Other income and expenses

It mainly includes the revenues from the Strengthening Trust that arise as consideration for having the concession of the "A" Group of airports of the National Airport System for which the Company assigns to the Government 15% of the total revenues of the concession, being that 2.5% of said income is used to finance the investment commitments of AA2000 corresponding to the investment plan under the concession contract through a trust in which AA2000 is the trustor; Banco de la Nación Argentina, the trustee; and the beneficiaries are AA2000 and builders of the works of the airports. The funds in the trust are used to pay the creditors of certain infrastructure works in the airports of Group A. According to IAS 20, the benefit received by the Company qualifies as an income subsidy, which is recognized on a monthly basis at a. reasonable value since there is certainty that this benefit will be received.

20) Changes in accounting policies and disclosures

There are no changes in the Group's accounting policies as of the changes in accounting standards and interpretations issued by the IASB that are effective as of January 1, 2023.

21) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Consolidated Financial Statements the significant areas of judgement by management in the application of the Group accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Consolidated Financial Statements for the year ended December 31, 2021 and are mentioned in Note 22.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

22) Compensation Plan

During fiscal years 2022 and 2021, Corporación América Airports (hereinafter CAAP) decided to grant a compensation plan to the management level of AA2000. It corresponds to a payment plan based on CAAP shares, which will be responsible for them. In this sense, the cost of the aforementioned plan has been recorded in "Salaries and social charges", both in "Costs of sales" and "Distribution and marketing expenses", depending on the nature of the employee. Likewise, the value of the shares to be issued by our parent company was recorded as a counterpart, in "Other reserves" within the Company's equity.

23) Foreign currency translation

Functional and presentation currency

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method.

For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

23) Foreign currency translation (Contd.)

Functional and presentation currency (Contd.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized. in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC). The inter annual coefficient for the period ended December 31, 2022 was 1.9479.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Consolidated Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

23) Foreign currency translation (Contd.)

Inflation adjustment (Contd.)

-	applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of December 31, 2022. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of December 31, 2022, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of December 31, 2022, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

23) Foreign currency translation (Contd.)

Inflation adjustment (Contd.)

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nacion, and at the foreign currency exchange rate applicable at the transaction date.

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	Note	12.31.2022	12.31.2021

		$
Other non-current receivables
Tax credits		-	1,062,012
Trust for Strengthening		9,705,112,095	11,892,583,010
		9,705,112,095	11,893,645,022
Other current receivables
Expenses to be recovered		197,714,021	307,111,260
Guarantees granted		1,254,587	2,443,850
Related parties	7	259,399,276	167,998,863
Tax credits		1,560,567,552	2,870,905,054
Prepaid Insurance		209,111,503	228,673,185
Other		12,261,616	69,947,144
		2,240,308,555	3,647,079,356
Trade receivables, net
Trade receivables		11,142,318,474	16,731,372,918
Related parties	7	321,262,369	350,546,232
Checks-postdated checks		352,816,882	169,876,777
Provision for bad debts	8	(2,373,382,773)	(9,119,291,146)
		9,443,014,952	8,132,504,781
Investments
Term deposits		736,850	519,593,921
Bonds		-	2,103,571,576
		736,850	2,623,165,497

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	12.31.2022	12.31.2021

	$
Cash and cash equivalents
Cash and funds in custody	46,974,327	23,701,792
Banks	21,090,287,548	28,419,310,516
Checks not yet deposited	162,286,589	46,278,906
Time deposits	4,307,814,191	3,250,462,245
	25,607,362,655	31,739,753,459

(*) As of December 31, 2022 and December 31, 2021, includes balances in bank accounts specifically earmarked for the cancellation of Series 2021 and Class IV negotiable obligations for $858,028,960 and $389,280,150, respectively.

Accounts payable and other non-current
Suppliers		235,283,369	1,256,077,164
Other tax liabilities		657,886	268,492,657
		235,941,255	1,524,569,821
Accounts payable and other current
Obligations payable		41,341,137	45,664,125
Suppliers		8,785,061,222	9,285,644,200
Foreign suppliers		540,997,086	1,652,396,417
Related Parties	7	248,977,197	390,555,769
Salaries and social security liabilities		5,497,431,186	4,466,880,452
Other tax liabilities		772,343,969	538,098,718
		15,886,151,797	16,379,239,681

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Revenues
Aeronautical revenues	57,863,313,660	18,884,798,480
Non-Aeronautical revenues	54,447,726,996	42,868,728,032
	112,311,040,656	61,753,526,512

  As of December 31, 2022 and 2021, "over the time" income from contracts with customers was $92,114,690,057 and $52,527,974,493, respectively

Other net incomes and expenses
Trust for Strengthening	1.1	2,767,367,768	1,520,522,556
Other		(823,812,330)	(2,857,181,055)
		1,943,555,438	(1,336,658,499)

Finance Income
Interest		6,925,204,955	3,574,683,182
Foreign Exchange differences		(1,628,417,331)	(3,108,167,091)
		5,296,787,624	466,516,091

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

	Note	12.31.2022	12.31.2021

		$
Finance Expenses
Interest		(19,089,532,119)	(15,217,952,403)
Foreign Exchange differences		17,666,498,522	25,820,816,179
		(1,423,033,597)	10,602,863,776
		3,873,754,027	11,069,379,867
Income Tax
Current		(15,568,944)	(24,903,603)
Deferred		529,347,723	(10,859,202,609)
		513,778,779	(10,884,106,212)

NOTE 5 – INTANGIBLE ASSETS

	Note	12.31.2022	12.31.2021

		$
Original Values
Balance at January 1		413,904,916,782	403,199,741,986
Acquisition		21,995,877,987	10,705,174,796
Balance at December 31		435,900,794,769	413,904,916,782

Accumulated Amortization:
Balance at January 1		(149,154,229,837)	(135,036,313,564)
Amortization of the year	10	(14,647,479,011)	(14,117,916,273)
Balance at December 31		(163,801,708,848)	(149,154,229,837)
Total Net Balance at December 31		272,099,085,921	264,750,686,945

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT

	12.31.2022	12.31.2021

	$
Non-current
Bank borrowings	4,153,047,454	10,924,975,049
Negotiable Obligations	112,293,067,772	92,725,066,019
Cost of issuance of Debt	(1,181,384,712)	(2,627,833,684)
Total Non- Current	115,264,730,514	101,022,207,384
Current
Bank borrowings	3,711,941,690	11,288,824,489
Negotiable Obligations	8,619,430,431	12,782,157,721
Cost of issuance of Debt	(238,625,316)	(437,748,819)
Total Current	12,092,746,805	23,633,233,391
Total	127,357,477,319	124,655,440,775

Breakdown of Financial Debt:

	2022	2021

	$
Balance at January 1	124,655,440,775	130,643,880,151
New financial debt	50,044,314,022	51,240,938,282
Financial debt paid	(40,388,000,152)	(44,269,378,727)
Accrued interest	10,328,863,962	12,947,063,410
Foreign Exchange differences	(16,972,795,226)	(23,610,258,000)
Inflation adjustment	(310,346,062)	(2,296,804,341)
Net Balance at December 31	127,357,477,319	124,655,440,775

The carrying amounts and fair value of financial debt are as follows:

	Carrying amount	Fair Value (*)	Carrying Amount	Fair Value (*)

	12.31.2022		12.31.2021

	$
Bank borrowings	7,864,989,144	7,864,989,144	22,213,799,538	22,213,799,538
Negotiable Obligations	119,492,488,175	116,420,991,400	102,441,641,237	104,723,103,516
Total	127,357,477,319	124,285,980,544	124,655,440,775	126,936,903,054

(*) Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy. There are no financial instruments measured at fair value.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

Global Program for the issuance of Negotiable Obligations

On February 27, 2020, the ordinary general meeting of shareholders of the Company approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A. The Prospectus project was approved in its terms and conditions by board of directors dated February 27, 2020. On April 17, 2020, the Company obtained authorization from the CNV for the Global Program for the Issuance of Negotiable Obligations. In turn, on June 15, 2021, the Company's ordinary general meeting of shareholders approved the expansion of the amount of the aforementioned program from the sum of US $ 500,000,000 to the sum of US $ 1,500,000,000 (or its equivalent in other currencies and / or units of value), whose final prospectus was approved in its terms and conditions by resolution of the sub delegate dated July 14, 2021. On July 11, 2021, the Company obtained authorization from the CNV for the expansion of the amount of the Global Program for the Issuance of Negotiable Obligations. The duration of the program is five years from the original approval date of the CNV, that is, from April 17, 2020.

Negotiable Obligations maturing in 2027

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights.

In May 2020 and October 2021, the company concluded two exchange offers on the Secured Notes Due 2027 (see below). The holders who did not enter the exchange continue with the original terms and conditions.

Class I Negotiable Obligations Series 2020

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the 2027 Guaranteed Negotiable Obligations. On May 19, 2020, the exchange offer for 86.73% of the total original principal amount ended. Consequently, on May 20, 2020, US$306,000,066 in new negotiable obligations were issued with maturity on February 1, 2027, whose interest rate was 9.375% per year during the PIK Period, period in which the amount of interest is compounded quarterly. The capital and interest amortization installment of these obligations, due on May 1, 2021, was paid in cash. Beginning May 1, 2021, the PIK Period having ended, the Notes bear interest at a rate of 6.875% per annum until maturity, payable quarterly.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

Class 2 Negotiable Obligations

On August 20, 2020, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$40,000,000 to be integrated and payable in pesos, maturing on August 20, 2022, at an interest rate of 0% and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment upon maturity. During the second quarter of 2022, the Company acquired Class 2 Negotiable Obligations in the secondary market for a nominal value of US$2,000,000.

Upon maturity, the Class 2 Negotiable Obligations were canceled through a cash payment of US$12,570,485, the delivery in exchange of Class 9 Negotiable Obligations for US$25,429,515 and the cancellation of the securities acquired by the Company for a value of $2,000,000.

Class 3 Negotiable Obligations

On September 8, 2021, within the framework of the Global Program for the Issuance of Negotiable Obligations, AA2000 issued Class 3 negotiable obligations denominated in US dollars to be paid in pesos, for an amount of US $30,490,862 maturing on September 8 of 2023, at an interest rate of 4% nominal per year and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the Communication Reference "A" 3500 exchange rate of the Central Bank of the Argentine Republic (BCRA).

Class I Negotiable Obligations Series 2021

On October 27, 2021, the Company completed the exchange of the "Guaranteed Negotiable Obligations Maturing in 2027" and the "Class I Series 2020 Negotiable Obligations", for new 8.50% fixed rate negotiable obligations maturing in 2031. Capital amortization was established in 20 installments payable between February 1, 2026 and August 1, 2031 on a quarterly basis, on the 1st days of February, May, August and November, with the exception of the payment dates corresponding to May 1, 2026, November 1, 2026 and August 1, 2028.

At the closing of the transaction, 66.83% of the total original principal amount of the Class I Series 2020 Negotiable Obligations and 24.61% of the total original principal amount of the Secured Negotiable Obligations Maturing in 2027 were tendered for the exchange. Consequently, on October 28, 2021, the Company issued a principal amount of US$208,949,631 of Class I Series 2021 Negotiable Obligations. These Negotiable Obligations are guaranteed in the first degree with the international and regional air station use rates and the rights to indemnification of the concession, and secondly, with the transferred revenues from the cargo terminal.

Additional Class I Series 2021 Negotiable Obligations

On November 4, 2021, the Company issued additional Class I Series 2021 Notes for an amount of US$64 million, which are fully fungible with the Class I Series 2021 Notes.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Class 4 Negotiable Obligations

On November 4, 2021, the Company issued Class 4 notes for an amount of US$62 million. They will amortize their capital in 15 quarterly and consecutive installments payable as of February 1, 2025, and a final payment of 33.4% at maturity, seven years from the date of issue. They will accrue interest at a nominal annual rate of 9.50% and will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans, and in the second degree, with the international and regional air station usage fees and rights to compensation of the concession.

Class 5 Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$137,989,000 to be integrated and payable in pesos with maturity on February 23, 2032, at an interest rate of 5.5% annual nominal value and with an issue price at par (100% of the nominal value).

The amortization of the capital of the negotiable obligations was established in 20 quarterly installments as of May 21, 2027, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

The Class 5 negotiable obligations will be guaranteed in the first degree, with the income transferred from the cargo terminal pari passu with certain existing loans and the Class 4 negotiable obligations, and in the second degree, with the international and regional air station use rates and the rights to compensation of the concession.

Class 6 Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$35,989,054 to be integrated and payable in pesos, maturing on February 21, 2025, at a nominal 2% interest rate annual and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

Class 7 Negotiable Obligations

On July 8, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$20,000,000 to be integrated and payable in pesos, maturing on July 8, 2025, at an annual nominal 0% interest rate and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Class 9 Negotiable Obligations

On August 19, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$ 30,000,000 maturing on August 19, 2026, at an annual nominal interest rate of 0% and with an issue price at par (100% of nominal value).

Class 9 Negotiable Obligations were paid in cash for US$ 4,570,485 and in kind for US$ 25,429,515 according to the exchange ratio of US$ 1 nominal value of Class 2 Negotiable Obligations for US$ 1 nominal value of Negotiable Obligations Class 9.

The amortization of the capital of the negotiable obligations was established in 3 consecutive quarterly installments, the first payment being on February 19, 2026, the installments will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

Syndicated loans

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US $ 85,000,000 and (b) the offshore loan agreement for US $ 35,000,000. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts will be thirty-nine months, as from the disbursement date.

The capital under the loan agreements will be repaid in eight equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5,500% annual nominal plus (c) the applicable withholding tax.

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights, whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loans (Contd.)

Between April 2020 and May 2021, the Company entered into a series of agreements for the purpose of deferring (in financial terms) the capital amortization installments of the Onshore and Offshore loans respectively and exempting the company from the obligation to comply with certain expected financial ratios.

By virtue of these agreements, AA2000 signed bilateral contracts with each of the financial entities whose disbursements were made between August 2020 and August 2021, which established quarterly interest accrual at a variable interest rate plus an applicable margin.

Additionally, based on the provisions of the BCRA through Communication "A" 7106, the Company agreed to extend 60% of the installments of the Syndicated loan corresponding to Citibank N.A. maturing on November 19, 2020 and February 19, 2021 for a total of US$2,333,333 each, payable on November 19, 2022 and February 19, 2023, respectively.

On October 26, 2021, a framework agreement was signed through which the refinancing of the debt contracted under the two loan agreements signed in 2019 with Citibank N.A., on the one hand, and with Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A., on the other was implemented for an amount of US$35,000,000 and US$85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of capital amortization installments was agreed for a total of US$58,000,000.

Likewise, it was agreed to defer current bilateral loans for a total of $3,606,813,216.

On November 18, 2021, the Company executed the framework agreement signed on October 26, 2021 by obtaining a syndicated loan with Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. which has planned disbursements in pesos and/or US dollars.

The syndicated loan maintains the same guarantee scheme as the contracts signed in 2019 with Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A.U., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A.

The repayment of the disbursed capital was established through 8 equal and consecutive quarterly installments, corresponding to the payment of the first installment in February 2023.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loans (Contd.)

Disbursements denominated in Argentine pesos will accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate with recognition of Leliq plus an applicable margin of 10.00% nominal annual for the case of Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. and Badlar Rate. In the case of Citibank N.A a variable rate equivalent to the higher of the (i) BADLAR rate; or (ii) the interest rate on passive repo operations for the BCRA at 1 day term plus an applicable margin of 15.00% nominal annual.

Disbursements denominated in US dollars accrue a nominal annual rate of 8.5%.

On November 19, 2021, the first disbursement was made under the syndicated loan, through which all the bilateral loans and the November amortization installment corresponding to the onshore loan and the offshore loan were cancelled. Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A. disbursed a total of $3,746,929,248, while ICBC additionally disbursed US$10,000,000.

On December 1, 2021, Citibank disbursed $196,583,333 under the syndicated loan in order to pay the December amortization installment of the offshore loan.

On February 22, 2022, under the syndicated loan, Citibank N.A., S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. disbursed a total of $803,883,333, while the Industrial and Commercial Bank of China (Argentina) disbursed US$3,888,889.

The disbursements were used to cancel the entire February amortization installment corresponding to the onshore loan and the offshore loan.

On March 2, 2022, Citibank disbursed $206,980,556 under the syndicated loan in order to pay the March amortization installment of the offshore loan.

On April 13, 2022, the Company prepaid for a total of $3,904,540,500, 79% of the loans denominated in $ disbursed to date under the syndicated loan.

On May 24, 2022, under the syndicated loan, Citibank N.A., S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Argentina S.A. disbursed a total of $893,472,222, while the Industrial and Commercial Bank of China (Argentina) disbursed US$3,888,889.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loans (Contd.)

The disbursements were used to pay off the entire May amortization installment corresponding to the onshore loan and the offshore loan.

On June 1, 2022, Citibank disbursed $234,208,334 under the syndicated loan in order to pay the June amortization installment of the offshore loan.

On July 14, 2022, the Company prepaid for a total of $2,180,516,527, 100% of the loans denominated in Argentine pesos under the syndicated loan.

On August 16, 2022, under the syndicated loan, Citibank N.A., S.A., Banco de Galicia y Buenos Aires S.A.U., Banco Santander Argentina S.A. and Industrial and Commercial Bank of China (Argentina) disbursed a total of $1,543,458,351.

On August 1, 2022, the Company notified Citibank N.A. the decision not to receive the Disbursement in pesos corresponding to the Capital Amortization Fee payable by AA2000 to Citibank Argentina corresponding to the month of September 2022 under the Offshore Loan, for an amount of US$ 1,944,444 whose Disbursement Date was scheduled for September 1, 2022.

On October 24, 2022, the Company notified Citibank N.A. the decision not to receive the disbursement in pesos corresponding to the capital amortization installments payable by AA2000 to Citibank Argentina corresponding to the month of November 2022 and February 2023 under the Offshore Loan, for an amount of US$ 2,333,333 each , whose Disbursement Date was scheduled for November 19, 2022 and February 19, 2023 respectively.

Macro Bank Loan

On January 21, 2020, the Company took a loan of US $ 10,000,000 with Banco Macro, cancelable for 180 days with a nominal annual rate of 6%. On May 11, 2020, the rescheduling of the US $ 10,000,000 loan was agreed with Banco Macro, extending its term until July 27, 2021 with a nominal annual compensatory rate of 10%, whose capital will be paid in a single installment at maturity and whose interest payments will be made quarterly. In order to guarantee the loans, the future credits of the air station use rates (for domestic flights) to be charged to Aerolíneas Argentinas S.A. were assigned as collateral.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Macro Bank Loan (Contd.)

On July 29, 2021, a new rescheduling of the loan of USD 10,000,000 was agreed, extending its term until December 23, 2022 with a nominal annual compensatory rate of 7.75%, whose capital will be paid in 3 equal installments due July. October and December 2022 and whose interest payments will be made quarterly. The loan continues to be guaranteed by assigning as collateral the future credits of the airport use rates (for domestic flights) to be charged to Aerolineas Argentinas S.A.

The loan was paid in full on December 23, 2022.

City Bank Loan

On November 1, 2021, the Company signed a loan agreement for US$5,000,000, the disbursement of which was made on November 18, 2021. The loan has a term of 24 months, will accrue a nominal annual rate of 6.00% and its capital will amortize 30% at 12 months and 18 months, and 40% at 24 months. It will be guaranteed with the transferred income corresponding to the Jorge Newbery airport parking lot and the contracts entered into with Gate Gourmet Argentina S.A and Sky Chefs Argentine INC., Argentine Branch.

Eurobank loan

On March 17, 2022, the Company signed with Eurobanco Bank Ltd a contract to disburse up to US$1,500,000.

On March 23, 2022, US$ 1,100,000 were disbursed. The loan has a term of 24 months, will accrue a nominal annual rate of 8.00% the first year and 9% the second year, and its principal will be amortized 100% at maturity.

On July 29, 2022, the Company prepaid 100% of the loan for a total of US$ 1,100,000.

Banco Macro S.A. Funds Provision Commitment Agreement

On March 25, 2022, the Company has entered into a commitment agreement for the provision of funds for the sum of up to US$40 million with Banco Macro S.A., whose funds to be eventually disbursed will be applied for the purposes set forth in the minutes signed with the Agency. Regulator of the National Airport System dated September 2, 2021, approved by Resolution 60/21 of said body.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Loan Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch

On July 25, 2022, a loan agreement was signed with the Industrial and Commercial Bank of China, Dubai Branch for US$10,000,000. whose disbursement was made on July 29, 2022. The duration of the loan contracts was established at thirty-nine months, counted from the date of disbursement.

The loan contract establishes the repayment of principal in three consecutive quarterly installments, with the first payment 33 months after the disbursement date, accruing interest at a variable rate equivalent to the SOFR rate plus an applicable margin of 7.875% nominal annual plus the applicable tax withholdings ("withholding tax").

The loan will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans and the Class 4 negotiable obligations, and in the second degree, with the fees for the use of international and regional airstations and the rights to compensation of the concession.

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at December 31, 2022 and 2021 are as follows:

	12.31.2022	12.31.2021

	$
Trade receivables net- Current
Other related companies	321,262,369	350,546,232
	321,262,369	350,546,232
Other current receivables
Other related companies	259,399,276	167,998,863
	259,399,276	167,998,863
Accounts payable and other- Current
Other related companies	248,977,197	390,555,769
	248,977,197	390,555,769

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

	12.31.2022	12.31.2021

	$
Provisions and other charges
Shareholders	-	446,590,494
	-	446,590,494

During the years ended December 31, 2022 and 2021, the Company has allocated $724,634,352 and $892,807,742 to the cost, respectively, with Proden S.A for office rental and maintenance.

During the year ended December 31, 2022, the Company has allocated at cost $653,603,965 with Grass Master S.A.U. for airport maintenance.

During the year ended December 31, 2022, the Company has charged $192,206,892 to the cost with Tratamientos Integrales América S.A.U. for airport maintenance.

During the years ended December 31, 2022 and 2021, the Company has charged $188,365,795 and $216,114,473 to cost, respectively, with Servicios Integrales América S.A. by out sourcing of systems and technology.

During the year ended December 31, 2021, the Company has charged Helport S.A. to intangible assets $17,923,676 and at cost $28,535,833.

During the year ended December 31, 2022, $369,517,526 have been paid in dividends to shareholders, according to their shareholding.

Likewise, and as of December 31, 2022 and 2021, the Company owes the Argentine National State $4,877,537,143 and $13,982,759,853, respectively, corresponding to the specific allocation of income accrued in the year (see Note 10), and has recorded a credit of $9,705,112,095 and $11,892,583,010, respectively corresponding to the Strengthening Trust to fund the investment commitments of AA2000. As of December 31, 2022, the liability with the National State as a debt for the redemption of preferred shares, is fully cancelled. See Note 9 and 17.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

On the other hand, the short-term compensation corresponding to first-line management amounted to $287,702,063 and $324,311,384 for the years ended December 31, 2022 and 2021, respectively. In fiscal years 2022 and 2021, a total of $19,639,167 and $63,234,063 are included for the compensation plan.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 96.1817% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 – BAD DEBT PROVISIONS

	2022	2021

	$
Initial balance at January 1	9,119,291,146	10,361,202,690
Recoveries / Increases	(1,261,634,810)	820,263,219
Foreign exchange difference	(1,615,484,802)	1,807,054,735
Usage	(533,872,954)	(5,253,948)
Inflation adjustment	(3,334,915,807)	(3,863,975,550)
Final Balance at December 31	2,373,382,773	9,119,291,146

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 9 – PROVISIONS AND OTHER CHARGES

	Note	At January 1 2022	Constitution	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At December 31, 2022	Total NonCurrent	Total Current

		$							$
Litigations		1,378,213,394	151,412,750	(296,662,144)	(731,815,227)	-	417,798,267	918,947,040	420,421,261	498,525,779
Deferred Income		3,523,432,839	1,505,496,117	-	(731,895,275)	(1,789,874,583)	504,430,210	3,011,589,308	700,835,593	2,310,753,715
Trust for works		4,243,150,327	2,200,363,138	(3,336,692,209)	(1,968,222,398)	761,700,955	-	1,900,299,813	-	1,900,299,813
Guarantees Received		306,263,866	236,539,728	(142,901,398)	(205,511,573)	-	127,291,935	321,682,558	-	321,682,558
Upfront fees from Concessionaires		489,492,706	431,229,305	-	-	(160,323,482)	-	760,398,529	565,800,261	194,598,268
Dividends to be paid	7	446,590,494	-	(369,517,526)	(202,466,866)	-	125,393,898	-	-	-
Debt with National Government		-	32,302,581,376	(30,476,665,719)	(7,975,032,114)	6,149,116,457	-	-	-	-
Others		1,100,347,238	589,695,447	(159,317,394)	(706,873,443)	104,136,825	548,279,015	1,476,267,688	586,322,444	889,945,244
Total of provisions and other liabilities		11,487,490,864	37,417,317,861	(34,781,756,390)	(12,521,816,896)	5,064,756,172	1,723,193,325	8,389,184,936	2,273,379,559	6,115,805,377

	Note	At January 1 2021	Constitution	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At December 31, 2021	Total Non Current	Total Current

		$							$
Litigations		229,029,703	1,851,980,126	(359,589,876)	(470,292,206)	-	127,085,647	1,378,213,394	680,058,087	698,155,307
Related Parties	7	1,253,274	-	(830,304)	(422,970)	-	-	-	-	-
Deferred Income		3,065,290,032	2,083,055,253	-	(441,003,285)	(1,333,992,193)	150,083,032	3,523,432,839	1,054,299,615	2,469,133,224
Trust for works		3,455,280,539	1,533,028,588	-	(1,443,757,918)	698,599,118	-	4,243,150,327	2,498,959,242	1,744,191,085
Guarantees Received		374,982,883	123,397,431	(103,929,625)	(108,421,360)	-	20,234,537	306,263,866	-	306,263,866
Upfront fees from Concessionaires		527,851,245	118,202,889	-	-	(156,561,428)	-	489,492,706	370,361,168	119,131,538
Dividends to be paid	7	552,226,990	-	-	(206,409,194)	-	100,772,698	446,590,494	-	446,590,494
Others		-	1,273,028,487	(45,875,557)	(205,430,559)	-	78,624,867	1,100,347,238	569,898,034	530,449,204
Total of provisions and other liabilities		8,205,914,666	6,982,692,774	(510,225,362)	(2,875,737,492)	(791,954,503)	476,800,781	11,487,490,864	5,173,576,146	6,313,914,718

Véase nuestro informe de fecha 08 de marzo de 2023
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 F°17	Patricio A. Martin	Martín Francisco Antranik Eurnekian
	Por Comisión Fiscalizadora	Presidente

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Distribution and selling expenses	Administrative expenses	Total

	$
Year ended at 12.31.22
Specific allocation of revenues	16,604,206,600	-	-	16,604,206,600
Airport services and maintenance	13,228,347,328	-	77,743,188	13,306,090,516
Amortization of intangible assets	14,544,734,885	2,804,761	99,939,365	14,647,479,011
Depreciation of property, plant and equipment	39,940,215	-	-	39,940,215
Salaries and social security contributions (*)	20,264,461,028	186,796,973	2,277,563,248	22,728,821,249
Fees for services	141,588,354	644,861	560,923,621	703,156,836
Public utilities and contributions	2,756,528,322	2,009,415	14,312,300	2,772,850,037
Taxes	561,365,316	6,147,179,453	1,018,482,848	7,727,027,617
Office expenses	1,807,299,019	11,815,210	428,852,195	2,247,966,424
Insurance	186,742,756	-	25,618,410	212,361,166
Advertising expenses	-	167,335,038	-	167,335,038
Bad debts charges	-	(1,261,634,810)	-	(1,261,634,810)
Board of Directors and Supervisory Committee fees	-	-	41,346,045	41,346,045
Other	7,137,210	-	-	7,137,210
Amortization right of use	605,131,480	-	-	605,131,480
Total at 12.31.22	70,747,482,513	5,256,950,901	4,544,781,220	80,549,214,634

(*) Includes $19,639,167 as Compensation plan.

Year ended at 12.31.21
Specific allocation of revenues	9,123,135,333	-	-	9,123,135,333
Airport services and maintenance	12,028,959,063	-	5,012,391	12,033,971,454
Amortization of intangible assets	13,995,591,309	3,441,586	118,883,378	14,117,916,273
Depreciation of property, plant and equipment	16,505,761	-	-	16,505,761
Salaries and social security contributions (*)	14,176,423,746	119,358,634	1,617,198,522	15,912,980,902
Fees for services	111,885,737	-	520,545,739	632,431,476
Public utilities and contributions	2,358,907,276	4,221,151	7,658,867	2,370,787,294
Taxes	536,642,314	3,259,422,441	765,410,211	4,561,474,966
Office expenses	1,028,123,045	3,669,359	194,886,694	1,226,679,098
Insurance	224,156,700	-	13,077,041	237,233,741
Advertising expenses	-	92,692,503	-	92,692,503
Bad debts charges	-	820,263,219	-	820,263,219
Board of Directors and Supervisory Committee fees	-	-	80,828,558	80,828,558
Amortization right of use	605,131,480	-	-	605,131,480
Total at 12.31.21	54,205,461,764	4,303,068,893	3,323,501,401	61,832,032,058

(*) Includes $63,234,063 as Compensation plan.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 11- FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 12.31.22		Foreign exchange rates	Amount in local currency at 12.31.22	Amount in local currency at 12.31.21
ASSETS
CURRENT ASSETS
Net trade receivables	US$	27,324,534	176.9600	4,835,349,521	4,498,516,542
Cash and cash equivalents	US$	117,422,604	176.9600	20,779,103,939	28,209,640,881
Total current assets				25,614,453,460	32,708,157,423
Total assets				25,614,453,460	32,708,157,423

LIABILITIES
CURRENT LIABILITIES
Provisions and other charges	US$	2,419,650	177.1600	428,665,187	1,291,261,795
Financial debts	US$	76,368,825	177.1600	13,529,501,116	24,983,101,208
Lease liabilities	US$	2,200,894	177.1600	389,910,421	525,081,781
Commercial accounts payable and others	US$	8,163,824	177.1600	1,446,303,083	3,446,481,580
	EUR	1,073,762	189.9155	203,923,988	1,307,311,600
Total current liabilities				15,998,303,795	31,553,237,964
NON-CURRENT LIABILITIES
Provisions and other charges	US$	5,587,734	177.1600	989,922,998	1,249,461,068
Financial debts	US$	653,081,622	177.1600	115,699,940,122	96,115,927,454
Lease liabilities	US$	-	-	-	407,520,776
Commercial accounts payable and others	US$	1,328,084	177.1600	235,283,369	302,607,771
	EUR	-	-	-	1,080,185,689
Total non- current liabilities				116,925,146,489	99,155,702,758
Total liabilities				132,923,450,284	130,708,940,722
Net liability position				107,308,996,824	98,000,783,299

NOTE 12 – PROPERTY, PLANT AND EQUIPMENT

		Land and buildings	Vehicles and machinery	Installations	Furniture and office equipment	Construction in progress	Total

	Note	$
Net book value at January 1, 2022		107,902,676	-	-	159,158	2,531,008	110,592,842
Addition and transfer		2,718,562	105,216,408	151,305	-	(2,129,447)	105,956,828
Depreciation	10	(16,458,508)	(23,439,666)	(16,910)	(25,131)	-	(39,940,215)
Net book value at December 31, 2022		94,162,730	81,776,742	134,395	134,027	401,561	176,609,455

Net book value at January 1, 2021		124,377,009	6,298	-	184,288	2,531,008	127,098,603
Depreciation	10	(16,474,333)	(6,298)	-	(25,130)	-	(16,505,761)
Net book value at December 31, 2021		107,902,676	-	-	159,158	2,531,008	110,592,842

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 13 – INCOME TAX

On December 29, 2017, the National Executive Power issued and published Law No. 27,430, which introduced amendments to the Income Tax. Among the most relevant was the reduction of the tax rate for capital companies and permanent establishments to 25% and it was also provided that dividends distributed to human persons and beneficiaries abroad by the aforementioned would be taxed at a rate of 13%. Such modifications were applicable for the years beginning on or after January 1, 2020, while for the years beginning on January 1, 2018 and December 31, 2019, the applicable rates would be 30% for the tax and 7% for dividend distribution. On December 23, 2019, through the promulgation and publication of Law No. 27,541, it was suspended until the fiscal years beginning on January 1, 2021 inclusive, the reduction of the rate to 25% and the application of the tax on dividends at 13%, providing that for the periods in which the suspension is applied the rates will be 30% and 7% respectively.

Besides, The Law of Social Solidarity and Productive Reactivation (LSSRP - B.O. December 23, 2019) suspends until the fiscal years beginning on January 1, 2021, including, the application of the 25% rate timely provided by subsection d) of article N ° 86 of Law No 27,430, stating that for the period of suspension the rate will be 30%.

Accordingly, the application of the 13% rate for the distribution of dividends is suspended for the same years, establishing it at 7%.

In addition, the Law permanently extends the 7% withholding tax for the distribution of dividends.

On June 16, 2021, the Argentine Government enacted an income tax reform (Law No. 27,630), which increases the corporate income tax rate for fiscal years beginning on or after June 1. January 2021. The law replaced the previous tax rate of 30% with a progressive tax scale based on accumulated net taxable income, which is applied as follows: up to a profit of $5,000,000 the rate is 25%, up to $50,000,000, the rate to apply is 30%, and over $50,000,000 the rate is 35%.

For fiscal years 2022 and 2021, Argentine companies are subject to the progressive tax scale, where the maximum tax rate is 35%.

The tax inflation adjustment provided for in Title VI of the Income Tax Law was not applicable from the enactment of Law No. 24,073 (B.O. 04/08/1992). In this regard, Article No. 39 of said regulation established that all tax updates would have the month of March 1991 as their maximum limit. However, as a result of the modifications introduced in the latest tax reform - Law No. 27,430- and, subsequently the modification established to this by Law No. 27,468, provided that said mechanism will be applicable in the fiscal year in which a variation of the Consumer Price Index (CPI) is verified, accumulated in the 36 months prior to the closing date of the year being settled, greater than 100%. Additionally, with respect to the 1st, 2nd and 3rd fiscal year from its validity, the mechanism will be applied when the variation of the CPI from the beginning to the closing of each one of those fiscal years exceeds 55%, 30% and 15% respectively.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

The LSSRP maintains the application of the inflation adjustment mechanism established in Title VI of the LIG. However, the amount that corresponds to the first and second fiscal year beginning on January 1, 2019 must be allocated one sixth in that fiscal period and the remaining five sixths in equal parts in the five immediately following fiscal periods.

For the year 2021, it is applicable given that the requirement of inflation greater than 100% has been met considering the last 36 months, since it is the 4th year from its validity, according to the CPI index., the adjustment resulting from this procedure must be allocated in its entirety to the fiscal year given that the current standard does not provide for a division in the recognition of the adjustment for fiscal years beginning on or after January 1, 2021.

According to article 118 of Law 27,701, National Budget Law 2023, B.O. 12/01/2022, Article 195 is incorporated into the IG Law, which establishes: "Taxpayers who by application of Title VI of this Law, by virtue of verifying the assumption provided for in the penultimate paragraph of Article 106, determine a positive inflation adjustment in the first and second fiscal years beginning on or after January 1, 2022 inclusive, may allocate one third (1/3) in that fiscal period and the remaining two thirds (2/3), in equal parts, in the two (2) immediately following fiscal periods.

The calculation of the positive inflation adjustment, in the terms provided in the previous paragraph, will only be appropriate for subjects whose investment in the purchase, construction, manufacture, processing or definitive importation of fixed assets -except automobiles-, during each of the two (2) fiscal periods immediately following that of the computation of the first third of the period in question, is greater than or equal to thirty thousand million pesos ($30,000,000,000). Failure to comply with this requirement will determine the decay of the benefit […].”

As of the date of these EECC, the Federal Administration of Public Revenues (AFIP) has not regulated the application of article 195 of the IG law, therefore, the Company, although it would reach the investment levels required by law, has decided to calculate 100% of the 2022 tax inflation adjustment as result in the year.

The effect of the deferral of two sixths of the result for exposure to inflation as of December 31, 2019 and three sixths of the result for exposure to inflation as of December 31, 2020, has been recognized as a deferred tax liability.

On May 23, 2022, the Company submitted the Income Tax affidavit corresponding to the 2021 fiscal year, allocating the calculated tax losses from previous years in accordance with the update mechanism provided for in article 25 of said law. In this way, $348 million and $678 million corresponding to its updating have been calculated as consumption of nominal loss. Due to the latter, a letter has been submitted to the treasury for the application of the update of the losses.

Likewise, the company made a presentation before AFIP, under the protection of the tax secrecy provided in the procedural law, in order to preserve its rights in a framework of transparency in its actions.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 13 – INCOME TAX (Contd.)

The Company's Management, with the assistance of its legal and tax advisors, understands that the grounds put forward in the presentation made before AFIP are closely related to those considered by the highest court in the aforementioned cases, among others, for which reason it has solid arguments to defend the criterion applied.

As of December 31, 2022, the balance of historical tax loss carryforwards (without calculating the result of the current fiscal year) amounts to $15,066 million and updated to $44,411 million.

Deduction updates: Acquisitions or investments made in fiscal years beginning on January 1, 2018, will be updated based on the percentage variations in the CPI provided by the INDEC, a situation that will increase the deductible amortization and its cost computable in case of sale.

The following is a reconciliation between the income tax charged to income and that, which would result from applying the tax rate in force in Argentina on income before taxes for the years ended on December 31, 2022 and 2021:

	12.31.2022	12.31.2021

	$
Income before income tax	40,089,363,611	10,879,590,844
Tax calculated at applicable tax rate(*)	(14,031,277,264)	(3,807,856,796)
Tax effects of:
Differences at applicable tax rate (**)	14,545,056,043	(7,076,249,416)
Income Tax Expense	513,778,779	(10,884,106,212)

(*) The current tax rate as of December 31, 2022 and 2021 is 35% The effective tax rate applicable has been 1.28% and 100.45% as of December 31, 2022 and 2021, respectively.

(**) As of December 31, 2022, the main permanent differences correspond to the result of the restatement of the tax loss for tax purposes. As of December 31, 2021, the main permanent differences correspond to the charge for the application of the tax inflation adjustment for $7,512,037,604 and the gain for the higher deferred tax asset generated by the tax revaluation for $8,183,370,971 and the loss for the effect of the rate change in the deferred tax liability position at the beginning of $1,776,006,574

The movements during the year in the assets and liabilities for deferred tax, not considering the compensation of balances referred to the same fiscal authority have been the following:

Deferred tax assets: Item	Trade receivable nets	Related parties	Provisions and other charges	Financial debt	Accumulated Losses	Total

	$
Balance at 12.31.2020	3,749,518,659	264,284	603,057,717	(217,384,329)	10,915,617,284	15,051,073,615
Movement for the year
Charge to income	2,816,789,463	70,036	(1,012,052,198)	(256,965,796)	46,964,570	1,594,806,075
Forecast variation
Inflation adjustment	(1,265,433,538)	(89,194)	1,836,243,977	73,365,529	(3,683,936,384)	(3,039,849,610)
Balance at 12.31.21	5,300,874,584	245,126	1,427,249,496	(400,984,596)	7,278,645,470	13,606,030,080
Movement for the year
Charge to income	(693,793,084)	-	(2,311,397,230)	(528,502,022)	4,972,541,033	1,438,848,697
Inflation adjustment	(2,579,591,159)	(119,287)	2,706,145,313	195,133,143	(3,407,365,940)	(3,085,797,930)
Balance at 12.31.22	2,027,490,341	125,839	1,821,997,579	(734,353,475)	8,843,820,563	11,959,080,847

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

Deferred tax liabilities Item	Intangible assets, property, plant and equipment	Financial Debts	Accounts payable	Adjustment for tax inflation (Note 3.14)	Investments	Total

	$
Balance at 12.31.2020	19,092,281,770	23,558,619	2,513,903	8,829,814,397	127,394,774	28,075,563,463
Movement for the year
Charge to income	11,800,838,213	-	-	538,048,176	115,122,295	12,454,008,684
Inflation adjustment	-	(7,950,852)	(848,424)	(2,979,994,046)	(42,994,751)	(3,031,788,073)
Balance at 12.31.21	30,893,119,983	15,607,767	1,665,479	6,387,868,527	199,522,318	37,497,784,074
Movement for the year
Charge to income	1,866,179,465	-	-	(925,022,089)	(31,656,402)	909,500,974
Inflation adjustment	45,322,787	(7,595,286)	(810,480)	(3,108,560,468)	(97,094,545)	(3,168,737,992)
Balance at 12.31.22	32,804,622,235	8,012,481	854,999	2,354,285,970	70,771,371	35,238,547,056
Net balance at 12.31.20						(13,024,489,848)
Net balance at 12.31.21						(23,891,753,994)
Charge to income 2021						(10,859,202,609)
Net balance at 12.31.22						(23,279,466,209)
Charge to income 2022						529,347,723

The assets for deferred tax due to negative taxable basis pending compensation are recognized as long as the corresponding fiscal benefit could occur through future fiscal benefits.

As of December 31, 2021, the company has not recognized $4,263,249 of tax losses.

NOTE 14 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at December 31, 2022 and 2021 include $1,254,587 and $2,443,850 corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of December 31, 2022 and 2021, under Cash and cash equivalents, there are balances in bank accounts specifically earmarked for the cancellation of Series 2021 and Class IV negotiable obligations for $858,028,960 and $389,280,150, respectively.

NOTE 15 - CAPITAL STOCK

At December 31, 2022 capital stock is as follows:

Par Value
$
Paid-in and subscribed	258,517,299
Registered with the Public Registry of Commerce	258,517,299

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and entitled to one vote per share.

On March 10, 2022, the redemption of the preferred shares issued by the company and the consequent capital reduction from $1,169,495,813 to $258,517,299 were resolved. Said capital reduction was registered in the Public Registry on September 8, 2022, under number 16,654, of book 109 of Joint Stock Companies.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 16 - CAPITAL STOCK AND SHARE PREMIUM

As stated in Note 15, the Company’ s capital stock comprises 258,517,299 common shares of $1 par value and one vote each.

Under the provisions of the Memorandum Agreement, the Concession Contract Adaptation in the Shareholders’ Extraordinary and Special meeting for Class A, B and C of March 6, 2008 and approved by the ORSNA the April 25, 2008 decided to amend the bylaws to incorporate the following decisions, the increase of capital stock from $100,000,000 to $219,737,470 through the capitalization of the “capital adjustment” account and the increase of the capital stock up to $715,898,883, through the issuance of 496,161,413 preferred shares of $1 par value with no voting rights, fully subscribed by the Argentine National Government.

Furthermore, the Shareholders’ Extraordinary and Special meeting held on August 7, 2008 decided, among other things, reforming the social status, subject to the approval of ORSNA, based on the following amendments: (i) Increase in the company’s capital stock for up to $65,000,000; (ii) creation of subclasses “R” and “L” shares and issuance of up to 65,000,000 ordinary book entry class A, B, C and subclass L shares; (iii) admission to the public offering of shares regime. Subclass “L” shares of one peso ($1) par value and one (1) vote each will be placed for public offering, subject to the prior authorization from the ORSNA.

The shareholder’s meeting dated April 29, 2011 decided that due to the existence of certain topics regarding the admission to the public offering of shares and the increase of capital stock which were being analyzed by the Board, the admission to the public offering regime, the increase in capital stock and the statute reform would be held in a further Meeting summoned once such topics had been defined.

On June 9, 2011, the National Government notified the company of its intention to convert all the negotiable obligations that had been duly issued by virtue of the withdrawal and compensation of mutual claims between the Company and the National State (see Note 1.8). in ordinary class D shares of the company. At the Board meeting held on December 27, 2011, 38,779,829 Class D ordinary, book-entry shares with a par value of $ 1 and entitled to one vote per share were issued. Through the Assembly of December 29, 2011, it was resolved to reform the corporate bylaws in order to reflect the conversion of negotiable obligations. The mentioned conversion generated an issue premium of $137,280,595.

At December 31, 2021 the capital stock is represented by: (i) 79,105,489 class A subclass R common book entry shares; (ii) 79,105,489 class B subclass R common book entry shares; (iii) 61,526,492 class C subclass R common book entry shares; (iv) 38,779,829 class D common book entry shares; (v) 910,978,514 preferred shares of $1 par value without right to vote; and (vi) subclass L ordinary book entry shares issued in the public offering regime.

The administration of the company is managed by a board of eight members acting for a year end the same number of alternates. Each of the classes A, B and C has the right to choose two full directors and two alternates and class D has the right to appoint a full director and an alternate. The National Government as holder of preferred shares has the right to appoint an additional full director and an alternate.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 16 - CAPITAL STOCK AND SHARE PREMIUM (Contd.)

On June 30, 2011 the Company was notified that the Società per Azioni Esercici Aeroportuali S.E.A. transferred to Cedicor S.A., direct controller of Corporación America S.A., 21,973,747 common, registered non-endorsable Class A shares of $ 1 par value and one vote each, representing 8.5% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

On July 13, 2011 the company was notified that Riva S.A.I.I.C.F.A. transferred to Cedicor S.A., direct controller of Corporación America S.A. 2,197,375 ordinary book entry class B shares of AR $ 1par value and one vote each, representing 0.85% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

Through joint resolution number RESFC-2021-68-ORSNA#MTR, of September 22, 2021, the board of the Regulatory Body of the National Airport System resolved to authorize Aeropuertos Argentina 2000 S.A. to modify the shareholding composition of the Company, authorizing:

i) transfer by Riva S.A.I.I.C.F. 2,197,375 class B book-entry ordinary shares of one peso par value each and one vote per share, representing 0.85% of the ordinary capital and the votes of the Company to Cedicor S.A.; Y

ii) transfer by Società per Azioni Esercizi Aeroportuali SEA 21,973,747 class A ordinary shares of one peso par value each, and one vote per share, representing 8.5% of the ordinary capital and votes of the Company to Cedicor SA.

NOTE 17 - DIVIDENDS ON PREFERRED SHARES

Preferred shares in favor of the Argentine National Government (see Note 1), whose issuance were approved by the Shareholders Meeting of the Company on March 6, 2008 shall accrue a preferential dividend receivable of 2% of their nominal value, payable in preferred shares, which shall be cumulative in case that the Company does not generate liquid and realized profits.

The Shareholders’ General Ordinary Meetings held annually resolved to pay Shareholders of preferred shares dividends through the issuance of preferred shares of AR$1 par value each under the same terms of the preferred shares issued in favor of the Argentine National Government approved by the Shareholders’ General Ordinary and Special Meeting of class “A” “B” and “C” held on March 6, 2008. Preferred shares were fully subscribed by the Argentine National Government according to the following detail:

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting held on April 24, 2009: 30.369.048 preferred shares

-	Shareholders’ General Ordinary and Special Meeting held on March 19, 2010: 10.530.609 preferred shares

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting of Class A, B and C held on December 29, 2011: 10,741,221 preferred shares

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 17 - DIVIDENDS ON PREFERRED SHARES (Contd.)

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting of Class A, B, C and D and special of preferred shares held on May 2, 2012: 10,956,046 preferred shares

-	Shareholders’ General Ordinary, and Special of Class A, B, C and D and special of preferred shares held on April 11, 2013: 11,175,167 preferred shares

-	Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 21, 2014: 11,398,670 preferred shares

-	Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 28, 2015: 11,626,643 preferred shares

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 25, 2016: 11,859,176 preferred shares

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 26, 2017: 12,096,360 preferred shares

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 9, 2018: 12,338,287 preferred shares

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on July 25, 2019: 118,276,769 preferred shares

-	Ordinary general meeting, special of classes A, B, C and D and special of preferred shares held on April 22, 2020: 163,449,105 preferred shares.

While this year ended at December 31, 2020 has yielded a negative result, the preferential dividend accrued for the year ended December 31, 2020, which amounts to $ 237,821,433 will be accumulated and paid in the first year in which the result shows a profit realized and liquid, in accordance with the provisions of the conditions of issue of the shares.

The preferred shares were fully redeemed at the meeting held on March 10, 2022, therefore, at the meeting held on April 28, 2022, which approved the financial statements as of December 31, 2021, the payment of dividends to the preferred shares. Additionally, while the fiscal year showed losses, it was resolved that the result would be carried over to the next fiscal year.

On February 25, 2022, the AA2000 board resolved:

(i) redeem all of the outstanding preferred shares, that is, 910,978,514 preferred shares;

(ii) that the redemption price will be the equivalent of: a) the nominal value ($910,978,514) adjusted for inflation at the redemption date, that is, at the date of the board meeting, which amounts to $16,506,174,484; plus b) the value of the dividend of the preferred shares accrued for the year 2020, which was not paid in a timely manner due to the non-existence of profits, but which according to the issuance conditions is cumulative, which adjusted for inflation at the redemption date amounts to $330,123,490; plus c) the value of the dividend of the preferred shares accrued for fiscal year 2021 and the proportional dividend for fiscal year 2022 adjusted for inflation until the redemption date $389,421,266. Consequently, the total value of the redemption will amount to $17,225,719,240;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 17 - DIVIDENDS ON PREFERRED SHARES (Contd.)

(iii) that the price be paid as follows: a) the sum of $11,100,000,000 once the capital reduction procedure has been completed and the term for oppositions established in the General Companies Law has elapsed; and b) the balance, before December 31, 2024, with the possibility of making partial payments. Said balance will accrue interest equivalent to the corresponding adjustment for inflation plus two percent per year of the value of the debt; and

(iv) that, from the redemption of the preferred shares, although the preferred shares will participate in the shareholders' meeting that resolves their cancellation, the amount to be redeemed will be accounted for in social liabilities.

The adjustment of the preferred shares to be redeemed was made in compliance with the provisions of General Resolution No. 777/18 of the National Securities Commission.

In turn, it resolved to call an extraordinary general meeting for March 10, 2022 in order to approve the redemption of the preferred shares, the reduction of the capital stock and the reform of article 2.01 of the bylaws.

At the meeting held on March 10, 2022, it was resolved to approve the redemption of the preferred shares in the terms approved by the board of directors and:

(a) Reduce the capital stock of Aeropuertos Argentina 2000 S.A. from one thousand one hundred sixty-nine million four hundred ninety-five thousand eight hundred thirteen pesos ($1,169,495,813) to two hundred fifty-eight million five hundred seventeen thousand two hundred ninety-nine pesos ($258,517,299), that is, for the sum of nine hundred ten million nine hundred seventy-eight thousand five hundred fourteen pesos ($910,978,514), canceling 910,978,514 shares owned by the National State.

(b) Set the value of the shares canceled as a result of the capital reduction at eighteen pesos 9090/1000 ($18.9090) per share.

(c) Affect for the payment of the shares the amount of capital stock, plus the capital adjustment that corresponds to the preferred shares, and for the difference to be paid, affect the “optional reserves” account.

(d) Reform article 2.01 of the corporate bylaws, which was worded as follows: “2.01. The evolution of the capital stock will appear in the balance sheets of the company as it results from the increases registered in the Public Registry. The capital stock is represented by 79,105,489 book-entry common shares class A subclass R, 79,105,489 common book-entry shares class B subclass R, 61,526,492 common book-entry shares class C subclass R, 38,779,829 common book-entry shares class D, and by subclass L book-entry ordinary shares that are issued under the public offering system.”

The capital reduction by redemption of the preferred shares and the reform of the bylaws was registered in the Public Registry on September 8, 2022 under number 16,654 of book 109, volume of Stock Companies.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 18 - DIVIDENDS ON ORDINARY SHARES

The ordinary, special class A, B, C and D and extraordinary general meeting held on April 28, 2022 resolved not to distribute dividends as the result for the year was negative for $2,548,159.

NOTE 19 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 20, 2021 AND APRIL 28, 2022

The ordinary general meeting, special for classes A, B, C and D and special for preferred shares, held on April 20, 2021, resolved, among other issues, that while commercial activity yielded a negative result of ($7,589,111,384), said result will pass to the next fiscal year.

It was resolved, in turn, that a dividend of $237,821,433 corresponds to the preferred shares, which will not be paid in this year because the company does not have realized and liquid gains, but which must be paid in the first year in which the company count on those earnings.

Finally, in the ordinary general meeting, special class A, B, C and D shares and extraordinary, held on April 28, 2022, it was resolved that the negative result of the year of $2,548,150, be transferred to the next year. In turn, it was reported that in accordance with the resolution of the company's extraordinary general meeting of shareholders held on March 10, 2022, all of the outstanding preferred shares were redeemed, that is, 910,978,514 preferred shares, issued in under the provisions of the extraordinary general meeting held on March 6, 2008 and in clause 14 and annex VII of the Concession Agreement Adequacy Agreement Minutes. Consequently, the payment of dividends for said shares does not correspond.

NOTE 20 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	12.31.2022	12.31.2021
Income for the year, net dividends accrued	40,603,142,390	(635,961,728)
Amount of ordinary shares	258,517,299	258,517,299
Earnings from shares	157.0616	(2.4600)

NOTE 21 – FINANCIAL RISK MANAGEMENT

The Company operates in a complex economic context, the main variables of which have recently experienced strong volatility, both nationally and internationally.

At the local level, the following circumstances that occurred during 2022 are displayed:

-	The third quarter of 2022 saw an increase of 5.9% of GDP in year-on-year terms;

-	Accumulated inflation between January 1 and December 31, 2022 reached 94.79% (CPI)

-	The devaluation of the official exchange rate reached 72% during the year;

-	The interest rate during the year was in the order of 75%.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT (Contd.)

From September 2020 and during 2021 and 2022, the monetary authority imposed greater exchange restrictions, which also affect the value of the foreign currency in existing alternative markets for certain restricted exchange transactions in the official market. These measures aimed at restricting access to the exchange market in order to contain the demand for dollars, imply a request for prior authorization from the Central Bank of the Argentine Republic transactions in the Single Free Exchange Market (MULC) to acquire the foreign currency necessary to meet its financial obligations. The Company's Management permanently monitors these variables.

The context of volatility and uncertainty continues at the date of issuance of these financial statements.

The Company's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The financial statements of the Company should be read in light of these circumstances.

Risk of exchange rate

A substantial portion of the revenues of the Group are in American dollars or are related to billing in American dollars, such being the case of the fees collected to the non-aeronautical concessionaries (these being calculated on the billing percentage of the respective concessionaries in this currency) and a lower percentage in pesos.

Our operational incomes are affected by the fluctuation of the exchange rate of the argentine peso and the other currencies. A key factor in the determination of our financial and net holding incomes is the registry of the incomes for exchange differences on the assets and liabilities in foreign currencies and the registry of the current value of the long-term liabilities.

Our debt for borrowings in foreign currency at December 31, 2022 and 2021 was an equivalent of $129,229,441,238 and $121,399,165,997 of a total debt of $180,126,361,630 and $192,887,143,600 respectively. The Company does not use derived financial instruments to cover such exposures, as an important percentage of our revenues is in American dollars or related to the American dollar as previously mentioned.

Based on the composition of our situational balance at December 31, 2022 and 2021 a variation in the exchange rate of $ 0.10 against the American dollar would translate in an increase of $14,474,714 and $31,904,172 in the assets and $74,915,063 and $124,923,523 in the respective liabilities.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT (Contd.)

Price risk

As set forth in the Agreement, the ORSNA should annually revise the financial projections of the Company for the period between January 1, 2006 and February 13, 2028 (expressed in amounts at December 31.2005) for the term of the concession agreement, in relationship with, among other items, aeronautical and commercial revenues, costs of operation and investment obligations and could conduct adjustments to the specific allocation of revenues and/or aeronautical service rates and/or investment obligations of the Company to preserve the Economic. Financial balance of the Concession Agreement, as established per Attachment V of the Agreement and parameters established by the ORSNA for the Procedure of Revision of the Financial Projections of income and expenses. See Note 1.2 of the present financial statements.

Credit Risk

The financial instruments that could be subject to credit risk concentration consist of cash, cash equivalents, accounts receivable and short term investments.

The Company places its cash and cash equivalents, investments and other financial instruments in several first rate credit entities, reducing in this way the credit exposure to only one entity. The Company has not had significate losses in such accounts.

The commercial credits of the Group originate mainly from aeronautical revenues pending to be collected with airlines and the fee to be charged to concessionaries. The Group has a strong dependence on two of its airports (Ezeiza and Aeroparque) and could be affected by any condition that affects the airports. Furthermore, the Group depends on key clients, as Aerolineas Argentinas SA and LATAM Group.

The ORSNA resolved to conduct discounts on the international aeronautical rates, so the tariff is equivalent to the one to be obtained if a 30% discount is applied on the amounts established in the Attachment II of the Agreement for those airlines that have a regular payment condition. Since this norm is in force, most of the airlines are complying regularly with their payments.

Liquidity risk

The financial condition, the liquidity of the Group and the need for cash are influenced by different factors, included; its capacity to generate cash flow of its operations; the level of indebtedness, the interests and amortizations on capital stock, that have impact on its net financial expenses, the interest rates in force in the

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT (Contd.)

Liquidity risk (Contd.)

local and international markets and its investments commitments in the framework of the investments plan, the master plans, the additional investments in capital goods and the needs of working capital.

The following table shows an analysis of the non derived financial liabilities of the Company settled by a net amount, grouped, according to their due dates considering the remaining period in the balance sheet date up to its contractual due date, the contractual flows are not shown discounted.

In thousands of $	Total	1st Quarter 2023	2nd Quarter 2023	3rd Quarter 2023	4th Quarter 2023	2023	2024	2025-2038
Debt obligations(*)	200,355,835	18,314,793	8,313,307	11,463,641	6,638,576	44,730,317	15,883,447	139,742,071
Leases obligations	389,910	119,628	117,346	115,075	37,861	389,910	-	-
Other obligations	3,361,777	1,001,909	782,149	743,400	467,293	2,994,751	367,026	-
Total Contractual Obligations	204,107,522	19,436,330	9,212,802	12,322,116	7,143,730	48,114,978	16,250,473	139,742,071

(*) Includes Fees payable to the Argentine National Government, Accounts Payable, Negotiable obligations (Capital and Interests) and financial debts.

Risk of interest rate

The interest rate risk of the Company arises from its financial debt. The new borrowings taken at variable rate expose the Company to the increase of interest expenses in the case of increase of interest rates in the market, while the borrowings taken at a fixed rate expose the Company to a change in its fair value. The Company analyzes the exposure to the interest rates in a dynamic way, being the general policy of the Company to maintain most of its financing at a fixed rate.

The total debt of the Company at a variable rate at December 31, 2022 and 2021 is of $3,917,557,332 and $11,047,007,083, respectively (3.08% and 8.86% of total financial debts, respectively).

Effect of the IBOR reform

The reform and replacement of various interest rates offered in the interbank market ('IBOR' for its acronym in English) has become a priority for regulators. Most IBOR rates ceased publication on December 31, 2021 while certain US dollar LIBOR rates would cease publication on June 30, 2023.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT (Contd.)

Risk of interest rate (Contd.)

Effect of the IBOR reform (Contd.)

On February 2, 2022, the Company agreed with Citibank N.A. the modification of the amortization scheme of the capital installments of the Offshore Loan, together with the applicable rate, going from a Libor Rate plus a margin of 5.5%, to a 3-month SOFR rate plus an adjustment of 0.1073 % per year adding a margin of 5.5%. The rate change does not have a significant impact for the Company.

Capital Management

The objectives of the Company for capital management are to safeguard its capacity to continue doing business and be able to provide yield to owners as well as benefits to holders of instruments of shareholder’s equity and maintain an optimum capital structure to reduce capital cost.

The negotiable obligations issued in the year 2017, 2020, 2021 and 2022 establish certain commitments for the Company. At the date of the current Financial Statements AA2000 has complied with all obligations assumed.

Aligned with the sector, the Company makes a follow up of the capital based on the indebtedness index. This index is calculated as the net debt divided among the total capital. The net debt is calculated as the total borrowings (including “current and non-current borrowings” as shown in the financial statements) less the cash and cash equivalents. The total capital is calculated as the “shareholder’s equity” of the financial statements plus the net debt.

	12.31.2022	12.31.2021

	$
Total Financial Liabilities	127,357,477,319	124,655,440,775
Less: Cash and cash equivalents	(25,607,362,655)	(31,739,753,459)
Net liability	101,750,114,664	92,915,687,316
Total shareholder’s equity	139,455,065,974	131,134,865,793
Index of indebtedness	72.96%	70.86%

The financial assets are within the category of other collectibles and the financial liabilities within other financial liabilities amortized.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 21 – FINANCIAL RISK MANAGEMENT (Contd.)

Financial instruments by category

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level in accordance with the following hierarchy of fair value measurement:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2: data other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices).

• Level 3: data on assets or liabilities that are not based on observable data in the market (ie, unobservable information).

The following table presents the Group's financial instruments:

	Note	12.31.2022	12.31.2021

		$
ASSETS
Financial assets at amortized cost
Trade receivables		11,816,397,725	17,251,795,927
Other receivables		12,666,684,782	16,166,633,207
Cash and cash equivalents		25,607,362,655	31,739,753,459
Total at amortized cost		50,090,445,162	65,158,182,593

Financial assets at market price
Investments		736,850	2,623,165,497
Total at market price		736,850	2,623,165,497
Total		50,091,182,012	67,781,348,090

LIABILITIES
Financial liabilities at amortized cost
Provisions and other charges		7,470,237,896	10,109,277,470
Financial debt		122,865,970,516	123,871,320,552
Trade accounts payable		15,739,001,618	17,622,299,906
Total		146,075,210,030	151,602,897,928

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 22 – ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the corresponding actual results. The estimates and judgments that have a significant risk to causing a material adjustment to the carrying value of the assets and liabilities within the next financial year are addressed below.

Income Taxes:

The Company is subject to income tax. A high level of judgment is required to determine the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the current and deferred income tax in the year in which such determination is made.

Bad debts:

For trade receivables, the Company applied the simplified approach to estimate the expected credit losses in accordance with the provisions of the standard, which requires the use of the criterion for the provision of loss throughout the life of the loans. The determination of the expected loss to be recognized is calculated based on a percentage of bad debts determined according to the maturity ranges of each credit, as well as the result of the analysis of specific cases that require specific treatment.

In order to measure the expected credit loss, the trade receivables have been grouped according to their characteristics in terms of shared credit risk and the time that has elapsed as past-due loans. Expected loss rates are based on sales payment profiles over a period of 36 months before December 31, 2022, and the corresponding historical credit losses experienced within this period. Historical loss rates are adjusted to reflect current and prospective information on macroeconomic factors that affect the ability of customers to settle accounts receivable.

On this basis, the provision for losses on trade receivables as of December 31, 2022 was calculated by applying the following expected loss ratios: 0.71% on non-expired loans, 4.26% on loans due between 1 and 30 days, 10.89% for the expired range between 31 and 60 days; 14.92% for the range of overdue loans between 61 and 90 days, 25.69% for overdue loans between 91 and 180 days and 35.48% over those overdue for more than 181 days.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 22 – ACCOUNTING ESTIMATES AND JUDGMENTS (Contd.)

On this basis, the provision for losses on trade receivables as of December 31, 2021 was calculated by applying the following expected loss ratios: 0.73% on non-expired loans, 3.94% on loans due between 1 and 30 days, 9.41% for the expired range between 31 and 60 days; 14.99% for the range of overdue loans between 61 and 90 days, 23.72% for overdue loans between 91 and 180 days and 35.49% over those overdue for more than 181 days.

Contingencies:

Finally, estimates related to contingencies and other risks are analyzed based on likelihood of occurrence and estimated amount considering the opinion of the legal advisors of the Group.

Application of IFRIC 12:

The Company has carried out an integral implementation of the standards applicable to the accounting treatment of its concession and has determined that, among others, IFRIC 12 is applicable to the Company. It deals with its investments related to improvements and updates that will be made in relation to the obligation of the concession contract under the intangible assets model established by IFRIC 12. Consequently, all the amounts invested under the concession agreement have a direct correlation with the amount of the rates that the Company may charge each passenger or cargo service provider, and therefore, a direct correlation with the amount of income that the Company may generate.

As a result, the Company defines all the disbursements associated with the investments required under the concession contract as income generating activities since they ultimately provide future benefits, so that improvements and subsequent updates made to the concession are recognized as intangible assets with based on the principles of IFRIC 12. In addition, compliance with the investments committed by the Master Plans of Work are mandatory, as well as compliance with the maximum rate and, therefore, in case of breach of any of these obligations, the Company could be subject to sanctions and the concession could be revoked.

NOTE 23 – CREDIT QUALITY OF FINANCIAL ASSETS

The credit quality of the financial assets that are neither past due nor impaired can be assessed based on external credit ratings granted to the Society by external entities or through the historical information about counterparty default rates:

	2022	2021

	$
Clients
Group 1	124,985,726	3,306,583
Group 2	6,923,603,107	7,312,939,491
Group 3	4,767,808,892	9,935,549,853
Trade accounts receivable	11,816,397,725	17,251,795,927

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 23 – CREDIT QUALITY OF FINANCIAL ASSETS (Contd.)

Group 1 – New customers / related parties (less than 6 months)

Group 2 – Existing customers / related parties (more than 6 months) with no defaults in the past.

Group 3 – Existing customers / related parties (more than 6 months) with some defaults in the past.

Note: None of the borrowings to related parties is past due nor impaired.

Breakdown of financial assets date is as follows:

		Due dates					Without established
Item	Past due	1st. Q	2nd. Q	3rd.Q	4th Q	Beyond 4th Q	term	Total

	$
Trade receivables	2,580,955,263	6,632,920,793	108,587,708	66,100,772	54,450,416	-	-	9,443,014,952

NOTE 24 – CONTINGENCIES

The Company has contingent liabilities for litigations in respect of legal claims arising in the ordinary course of business.

It is not anticipated that any material liabilities will arise from the contingent liabilities other than those provided for:

Tax claims

Claims on Stamp taxes

The province of Río Negro has made claims for unpaid stamp tax and notified the Company of the assessed amounts of unpaid stamp taxes applicable to the Concession Agreement. Below is a summary of the status of each claim:

On April 25, 2000, AA2000 received a claim for $508,586.44 corresponding to unpaid stamp tax due to (i) alleged incorrect calculation of stamp tax, as it was calculated based on the present value of the fee instead of its nominal value, (ii) the assumption that the guarantees agreed with the Argentine National Government should have been included and (iii) considering late payment of the tax. The Company answered the demand, claimed its nullity and challenged the calculation made.

On December 14, 2000, AA2000 was notified by the provincial Tax Authorities of a claim for AR$ 956,344 including interest as of December 29, 2000. On January 8, 2001, AA2000 rejected the assessment made. On June 10, 2003 the amount claimed was $1,346,810. The Company appealed the assessment.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Stamp taxes (Contd.)

On August 9, 2004 Resolution No. 812 issued by the General Tax Authorities rejected the appeal. On August 24, 2004 the Company filed an administrative appeal which was rejected by Resolution No. 758 of the Treasury Department on May 17, 2005. A new appeal was presented with no resolution to date.

Claims on Real State tax

Province of Cordoba

-      Main File No. 6174715: The General Revenue Service of Córdoba initiated a tax execution against AA2000 for property tax (FP 2014/10/20/30/40/50, 2015/10/20/30/40/50, 2016/10) for $ 7,405,302.36. The claim was answered opposing exceptions and citing the National State and the ORSNA as third parties. Under File No. 2895251/36, The General Revenue Service requested the embargoes. AA2000 offered a surety insurance to replace the blocked measure. Both the citation of third parties and the substitution of the embargo were rejected by the court, for which reason such resolutions were appealed.

On August 6, 2018, we were notified of the rejection of the appeal for restitution filed against the rejection of subpoenas from third parties, and the request was made to the House to resolve the appeal filed in the subsidy, and the appeal against the rejection of substitution of the embargo. The seized embargo is for the sum of $ 9,626,893.07. On May 8, 2019 we were notified of the rejections of the appeals for the replacement of embargo and subpoena of third parties. Appeal was filed on May 29, 2019. On March 11, 2020, AA2000 was notified of the rejection of the appeal. A direct appeal of complaint was filed against such resolution on June 23, 2020. On November 11, 2020, the company was notified of the resolution rejecting the direct appeal of complaint. The company decided not to appeal such resolution.

On the other hand, on October 9, 2020, the company was notified of the judgment of first instance that rejects the opposing exceptions in the answer to the claim and consequently, orders to carry out the tax execution. An appeal was filed against such judgment. Grievances will be expressed when the file is filed with the Appeals Chamber. On October 6, 2021, relevant grievances were filed. On August 12, 2022, the company was notified of the resolution rejecting the appeal filed. The company decided not to appeal such resolution.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

-      Main File No. 6426848: Claim for real estate taxes 20, 30, 40 and 50/2016, corresponding to real estate item No. 1101800000020. Amount claimed: $ 3,346,121.61 corresponding to - Capital: $ 2,610,221.43, and surcharges (calculated on 06/22/2017) in the amount of $ 735,900.18. On December 11, 2017, AA2000 was notified of the tax enforcement claim. On February 1, 2018, the lawsuit was answered and exceptions were raised. On June 26, 2018, the request for substitution of embargo was rejected, which was appealed and submitted to the Chamber. The seized embargo is for the sum of $4,381,372.12. The attorney attorney's fees were regulated in the first instance in the amount of $160,513.45. The Chamber rejected the appeal regarding the substitution of the embargo through a resolution notified on November 19, 2019, for which an appeal for Cassation was filed on December 9, 2019. The Chamber rejected the Cassation appeal through a resolution notified on February 1, 2021, for which a direct appeal of complaint was filed on February 19, 2021. On May 17, 2021, the resolution was notified that rejects the direct appeal of complaint and declares well denied the Cassation appeal. The company decided not to file an extraordinary federal appeal before the Supreme Court of Justice of the Nation.

On the other hand, the request for subpoena of third parties was rejected, and was then appealed to the Chamber and its rejection was notified to the company on February 5, 2020. Against such rejection on February 28, 2020 an appeal was made, which was granted. However, on September 5, 2022, the company was notified of the resolution that declared the appeal inadmissible. The company decided not to appeal such resolution.

-      Main File No. 6426849: Real Estate Tax claim 10 and 20/2017, corresponding to the real estate item No. 1101800000020. Amount claimed: $ 2,206,561.28 corresponding to - Capital: $ 2,003,233.12 and - Surcharges (calculated at 06/21/06) / 2017): $ 203,328.16.

On December 20, 2017, AA2000 was notified of the tax execution claim for the real estate tax. On February 1, 2018, demand was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber. The embargo is for the sum of $ 2,868,529.66. The fees of the tax attorney were regulated in this first instance in the amount of $ 111,012.07. The appeal on the replacement of embargo is still pending resolution.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

On the other hand, the third-party subpoena request was rejected, which was appealed and the grievances were filed in the Chamber on August 5, 2019. On February 5, 2020, AA2000 was notified of the rejection of the appeal. Against such rejection, on February 28, 2020 a cassation appeal was filed. On December 18, 2020, the company was notified of the resolution rejecting the cassation appeal. On February 9, 2021 the direct appeal of the complaint was filed, which is pending resolution. On February 4, 2022, the company was notified of the resolution that denied said appeal. The company decided not to appeal such resolution.

Regarding the merits of the matter, on September 20, 2022, the company was notified of the first instance ruling that rejected the opposing exceptions. An appeal was filed against said resolution, which is pending resolution.

- Main File No. 7223470: Real Estate Tax Claim, corresponding to fiscal periods 30/2017, 40/2017, 10/2018 and 20/2018. Amount claimed: $ 5,189,313. The embargo order was for the sum of $ 6,746,106.90 (amount that includes amounts budgeted to respond for interest and costs of the process). On July 2, 2018, the tax execution request was notified, which was answered on August 3, 2018.

On August 9, 2018, it was decided to reject the summons of third parties, against such resolution an appeal for reconsideration was filed with an appeal in subsidy. On September 14, 2018, a resolution was issued denying the reconsideration appeal with subsidy appeal. Against such resolution, a direct appeal of complaint was filed. On April 8, 2019, the appeal filed was rejected and an appeal was filed on August 5, 2019.

On November 30, 2018, the court rejected the lien substitution. Against such resolution, an appeal was filed on February 7, 2019, the grievances being founded on April 12, 2019. On September 20, 2021, the Chamber's rejection of the request for substitution of the embargo was notified and against such resolution, an appeal was filed on October 18, 2021. On January 20, 2022, the resolution rejecting the appeal was notified. A direct complaint appeal was filed against said resolution, which is pending resolution.

Main File. Nº 8296338: On July 15, 2019, AA2000 was notified of the demand for fiscal execution in the amount of $ 4,314,806.82 corresponding to the fiscal periods 2018/30, 2018/40, 2019/01 and 2019/02. Likewise, an embargo for the amount of $ 5,609,248.86 was locked.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

On August 9, 2019, the lawsuit was answered and the subpoena of third parties and the replacement of the seized embargo was requested. On August 21, 2019, a decision was issued rejecting the subpoena of third parties, against which an appeal l was filed with an appeal in subsidy. On August 12, 2022, the company was notified of the resolution that rejected the appeal, against which a direct appeal was filed for an appeal that was badly denied, which is pending resolution.

On October 21, 2019, the court rejected the request to replace the embargo, and that decision was appealed. On November 30, 2020, the company was notified of the rejection of the appeal. Against said resolution, an appeal was filed on December 29, 2020, which is pending resolution. On July 7, 2021, the resolution that denied the appeal was notified. The DGR filed a request for clarification in relation to the resolution that denied the Cassation appeal. On October 6, 2021, the resolution of the request for clarification was notified and we filed the direct appeal of the complaint. On May 13, 2022, the company was notified of the resolution rejecting the appeal filed. It was decided not to challenge that decision.

- Main File. N ° 9660228: In December 2020, the Company became aware of an embargo for the sum of $ 12,953,678.84 in a new tax execution initiated by the Córdoba DRG. AA2000 was notified of the lawsuit on March 19, 2021, which was answered on April 13, 2021 requesting the summons of obligated third parties and the substitution of the embargo for a surety bond. This last request was denied on October 28, 2021 (the company has not yet been notified of the denial resolution).

On September 20, 2022, we were notified of the resolution by which the summons request to third parties is rejected. An appeal was filed against such rejection, which is pending resolution.

On September 21, 2022, we were notified of the resolution rejecting the request to replace the embargo. An appeal was filed against such rejection, which is pending resolution.

- Main File. N° 10523221: In the month of December 2021, AA2000 became aware of the seizure of an embargo for the sum of $28,801,561.51 in a new fiscal execution initiated by the DGR of Córdoba. AA2000 has not yet been notified of the lawsuit. AA2000 was notified of the lawsuit on March 21, 2022, which was answered on April 12, 2022 requesting the summons of obligated third parties and the replacement of the seizure by surety insurance.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 24 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Córdoba (Contd.)

On August 11, 2022, the company was notified of the resolution by which the summons request to third parties was rejected. An appeal was filed against such rejection, which is pending resolution.

- Main File N° 11410450: In the month of November 2022, AA2000 became aware of the blocking of an embargo for the sum of $17,501,655.92 in a new tax execution initiated by the DGR of Córdoba. AA2000 has not yet been served with the lawsuit.

Other tax proceedings

The Company received claims from certain municipal districts in connection with local fees and taxes, which, according to its legal advisors are unlikely to be successful.

NOTE 25 - CASH FLOW INFORMATION

Reconciliation of net debt:

According to the IAS 7, the movements in the net debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	1-year bank borrowings	bank borrowings after 1 year	Negotiable obligations at 1 year	Negotiable obligations after 1 year	Total
Balances at the beginning	11,288,824,489	10,924,975,049	12,344,408,902	90,097,232,335	124,655,440,775
Cash flows	(22,691,680,093)	9,324,865,992	(14,186,313,892)	37,209,441,863	9,656,313,870
Exchange rate	(1,343,738,207)	(396,757,170)	(3,383,948,432)	(11,848,351,417)	(16,972,795,226)
Inflation adjustment	3,412,267,714	(6,057,596,191)	(10,403,300,893)	12,738,283,308	(310,346,062)
Other movements without cash	13,046,267,787	(9,642,440,226)	24,009,959,430	(17,084,923,029)	10,328,863,962
Net debt as of December 31, 2022	3,711,941,690	4,153,047,454	8,380,805,115	111,111,683,060	127,357,477,319

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2022 presented in comparative format (Contd.)

NOTE 26 - ASSIGNMENT OF CREDIT TO THE NAS TRUST FOR STRENGTHENING

On February 2, 2021, the company Aerolíneas Argentina S.A (ARSA) sent the Company a Reversal Letter containing a debt acknowledgment proposal for the amounts owed up to March 31, 2020 ($120,586,290 and US$ 36,542,037). In said document, ARSA proposes a payment plan in 72 monthly, equal and consecutive installments payable as of January 5, 2023. Likewise, ARSA accepts said sums to be assigned to the NAS Trust for Strengtheningr.

By note AA2000-DIR-149/21 dated February 4, 2021, the Company accepts the Reversal Letter and in compliance with the provisions of Art 15 of the Trust Agreement to Strengthen the National Airport System signed on December 29, 2009, requests ORSNA, prior intervention from the Ministry of Transportation, authorization for the assignment of the sums mentioned in the first paragraph to the NAS Trust for Strengthening.

By note ORSNA NO-2022-60316219-APN-ORSNA#MTR dated June 14, 2022, they inform us that the proposal made by the Company was timely analyzed by ORSNA, with the intervention of the Ministry of Transportation, through of Providence PV2022-32673749-APN-MTR, in accordance with the provisions of article 15 of the Trust Agreement to Strengthen the National Airport System.

Consequently, the Company is authorized to pay the obligations corresponding to the months of November 2020 to October 2021 (the latter partially) through the assignment of credits to the Trust, applying the rate established in article 14 of the Trust Agreement for the Strengthening of the National Airport System on the obligations due as of February 4, 2021 and as of that date, the same rate as that agreed on the debt recognized by Aerolíneas Argentinas S.A.

On June 21, 2022, the Company sent to the Banco de la Nación Argentina-Fiduciary Banking Finance Sub-Management the note “Assignment Acknowledgment of debt Aerolíneas Argentinas S.A. dated 02-02-21” and dated June 27, 2022, Aerolíneas Argentinas S.A. was notified by public deed N027084404. the “Assignment Acknowledgment of debt Aerolíneas Argentinas S.A. dated 02-02-21” to Banco de la Nación Argentina.

NOTE 27 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

Beyond the aforementioned, no events and / or transactions have occurred after the end of the period that could significantly affect the equity and financial situation of the Company.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2022 presented in comparative format

Presentation base

The information contained in this Summary has been prepared in accordance with Resolution No. 368/01 of the National Securities Commission ("CNV") and should be read in conjunction with the consolidated financial statements as of December 31, 2022 presented in comparative form. Prepared in accordance with IFRS standards.

1. General considerations

International Financial Reporting Standards (IFRS)

The National Securities Commission ("CNV"), through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, which they adopt IFRS (IFRS), issued by the International Accounting Standards Board (IASB), for entities included in the public offering regime of Law No. 17,811, either for their capital or for their negotiable obligations, or who have requested authorization to be included in the aforementioned regime.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

•	Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

Aeropuertos Argentina 2000 S.A.

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2022 presented in comparative format (Contd.)

The main works carried out during the year 2022 are detailed in the Annual Report of the Individual Financial Statements:

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements as of December 31, 2022, 2021, 2020, 2019 and 2018, respectively, is presented.

	12.31.2022	12.31.2021	12.31.2020	12.31.2019	12.31.2018

	Thousands $
Current Asset	37,390,847	46,142,504	35,539,040	34,884,726	46,328,276
Non-current Assets	282,486,677	277,879,507	287,933,496	293,351,551	244,638,792
Total Assets	319,877,524	324,022,011	323,472,536	328,236,277	290,967,068

Current liabilities	39,368,940	56,015,898	66,408,646	52,258,883	33,964,533
Non- Current Liabilities	141,053,518	136,871,247	125,965,612	123,010,541	116,926,742
Total Liabilities	180,422,458	192,887,145	192,374,258	175,269,424	150,891,275

Net equity attributable to majority shareholders	139,487,495	131,132,406	131,096,268	152,847,248	139,979,996
Non-controlling interest	(32,429)	2,460	2,010	119,605	95,797
Net Equity	139,455,066	131,134,866	131,098,278	152,966,853	140,075,793
Total	319,877,524	324,022,011	323,472,536	328,236,277	290,967,068

Aeropuertos Argentina 2000 S.A.

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2022 presented in comparative format (Contd.)

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the years ended December 31, 2022, 2021, 2020, 2019 and 2018.

	12.31.2022	12.31.2021	12.31.2020	12.31.2019	12.31.2018

	Thousands $
Gross Profit	41,597,663	7,572,725	(5,841,458)	53,396,608	59,879,475
Administrative and distribution and marketing expenses	(9,801,732)	(7,626,570)	(9,325,003)	(20,937,612)	(17,271,151)
Other net income and expenses	1,943,555	(1,336,659)	952,843	3,449,799	3,320,637
Operating profit	33,739,486	(1,390,504)	(14,213,618)	35,908,795	45,928,961
Income and financial costs	3,873,754	11,069,380	(14,353,565)	(8,891,650)	(23,602,954)
Result by exposure to changes in the acquisition power of currency	2,480,204	1,200,715	(6,487,092)	(6,135,214)	(8,262,513)
Result of investments accounted for by the equity method	(4,081)	-	-	-	-
Income before tax	40,089,363	10,879,591	(35,054,275)	20,881,931	14,063,494
Income tax	513,779	(10,884,106)	12,740,466	2,792,234	(7,750,959)
Result of the year	40,603,142	(4,515)	(22,313,809)	23,674,165	6,312,535
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the year	40,603,142	(4,515)	(22,313,809)	23,674,165	6,312,535
Result attributable to majority shareholders	40,638,031	(4,963)	(22,196,215)	23,650,352	6,303,738
Non-controlling interest	(34,889)	448	(117,594)	23,813	8,797

4. Cash flow structure

	12.31.2022	12.31.2021	12.31.2020	12.31.2019	12.31.2018

	Thousands $
Cash Flows (used in) / generated by operating activities	(19,917,281)	7,514,783	13,108,428	(24,527,648)	6,548,670
Cash Flow generated by / (used in) investing activities	1,477,120	2,304,329	(5,424,887)	3,509,536	(866,450)
Cash Flow generated by / (used in) financing activities	8,782,914	6,293,955	(822,732)	2,989,212	(7,820,333)
Net Cash Flow (used in) / generated by the year	(9,657,247)	16,113,067	6,860,809	(18,028,900)	(2,138,113)

Aeropuertos Argentina 2000 S.A.

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2022 presented in comparative format (Contd.)

5. Analysis of operations for the years ended at December 31, 2022 and 2021

Results of operations

•	Income

The following table shows the composition of consolidated revenues for the years ended December 31, 2022 and 2021:

Revenues	12.31.2022	% revenues	12.31.2021	% revenues
	Thousands $		Thousands $
Aeronautical revenues	57,863,314	51.52%	18,884,798	30.58%
Non aeronautical revenues	54,447,727	48.48%	42,868,729	69.42%
Total	112,311,041	100.00%	61,753,527	100.00%

The following table shows the composition of the aeronautical revenues for the years ended December 31, 2022 and 2021:

Aeronautical revenues	31.12.2022	% revenues		% revenues
	Thousands $		Thousands $
Landing fee	4,525,823	7.82%	2,483,886	13.15%
Parking fee	1,788,714	3.09%	1,340,978	7.10%
Air station use rate	51,548,777	89.09%	15,059,934	79.75%
Total	57,863,314	100.00%	18,884,798	100.00%

Costs of sale

The cost of sales had the following variation:

Thousands $
Costs of sales for the year ended at 12.31.22	70,747,483
Costs of sales for the year ended at 12.31.21	54,205,462
Variation	16,542,021

Aeropuertos Argentina 2000 S.A.

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2022 presented in comparative format (Contd.)

5. Analysis of operations in the years ended December 31, 2022 and 2021 (Contd.)

Administrative Expenses

The administrative expenses had the following variation:

Thousands $
Administrative expenses for the year ended at 12.31.22	4,544,781
Administrative expenses for the year ended at 12.31.21	3,323,501
Variation	1,221,280

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Thousands $
Distribution and commercial expenses for the year ended at 12.31.22	5,256,951
Distribution and commercial expenses for the year ended at 12.31.21	4,303,069
Variation	953,882

Income and financial costs

Net financial income and costs totaled a profit of $3,873,754 thousand during the year ended December 31, 2022 with respect to thousands of $11,069,380 profit during the previous year.

Other incomes and expenditures

The other net income and expense item recorded an income of approximately $2,033,650 thousand during the year ended December 31, 2022 with respect to a loss of $1,336,659 thousand in the previous year.

Liquidity and Capital Resources

Capitalization

The total capitalization of the Company as of December 31, 2022 amounted to $267,108,639 thousand composed of thousands of $127,357,477 of financial debt and a net equity worth of $139,751,162 thousand, while the total capitalization of the Company at December 31, 2021 amounted to thousands of $255,790,307 comprised of thousands of $124,655,441 of financial debt and a net equity worth of thousands of $131,134,866.

The debt as a percentage of total capitalization amounted to approximately 47.73% as of December 31, 2022 and 48.73% as of December 31, 2021.

Aeropuertos Argentina 2000 S.A.

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2022 presented in comparative format (Contd.)

5. Analysis of operations in the years ended December 31, 2022 and 2021 (Contd.)

Financing

See in detail Note 6 to these Consolidated Financial Statements.

6. Index

The information refers to the years ended December 31, 2022, 2021, 2020, 2019 and 2018:

	12.31.2022	12.31.2021	12.31.2020	12.31.2019	12.31.2018
Liquidity (*)	1.014	0.866	0.550	0.680	1.390
Solvency (*)	0.789	0.704	0.703	0.880	0.930
Immobilization of capital	0.883	0.858	0.890	0.890	0.840
Cost effectiveness	0.300	(0.000)	(0.157)	0.162	0.046

(*) Current liabilities and non-current liabilities do not include deferred profits.

7. Statistical data

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the years ended December 31, 2022, 2021, 2020, 2019 and 2018:

Airport	12.31.2022	12.31.2021	12.31.2020	12.31.2019	12.31.2018

	Thousands
Aeroparque	12,910	4,524	2,293	12,311	13,474
Ezeiza	7,513	3,197	3,547	12,485	10,299
Córdoba	2,149	717	739	3,529	3,398
Bariloche	2,050	1,129	474	1,858	1,576
Mendoza	1,739	668	472	2,311	2,023
Salta	1,224	545	356	1,479	1,122
Iguazú	1,187	423	358	1,576	1,112
Tucumán	718	318	200	969	957
Jujuy	481	204	93	398	406
C. Rivadavia	466	188	137	649	680
Total	30,437	11,913	8,669	37,565	35,047
Overall total	32,700	12,824	9,707	41,834	38,350
Variation	155.0%	32.1%	(76.8)%	9.1%	8.8%

Aeropuertos Argentina 2000 S.A.

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2022 presented in comparative format (Contd.)

7. Statistical data (Contd.)

Amount of movement of aircraft for the years ended on December 31, 2022, 2021, 2020, 2019 and 2018 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	12.31.2022	12.31.2021	12.31.2020	12.31.2019	12.31.2018
Aeroparque	104,459	42,456	22,443	111,176	130,242
San Fernando	60,137	52,264	29,583	42,878	40,910
Ezeiza	51,171	31,854	32,051	85,633	75,234
Córdoba	21,870	9,742	7,978	31,553	33,481
Mendoza	16,788	7,963	5,909	22,419	21,354
Bariloche	15,577	10,032	4,326	14,557	14,098
Salta	12,374	6,168	4,236	13,975	11,449
Iguazú	9,138	4,076	3,557	12,833	9,807
Mar del Plata	6,595	4,022	2,901	8,117	9,792
Tucumán	6,468	3,566	2,242	9,176	9,778
C. Rivadavia	6,192	4,780	4,180	9,736	10,232
Total	310,769	176,923	119,406	362,053	366,377
Overall total	370,710	218,560	149,262	428,551	429,466
Variation	69,6%	46,4%	(65,2)%	(0,2)%	8,3%

Aeropuertos Argentina 2000 S.A.

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2022 presented in comparative format (Contd.)

Perspectives for 2023

The year 2022 marked a strong recovery of both international and domestic passengers, compared to 2021, a year in which the situation due to COVID 19 was still volatile and many restrictions were in force for much of the year, mainly for international travel.

Having overcome the global and local pandemic context, passenger volume recovered steadily throughout the year. In December 2022, the level of international traffic was already at 82% compared to December 2019, while domestic traffic had already recovered almost the entire pre-pandemic volume.

By 2023, we expect passenger volume to remain on the recovery path on the international front, and continued growth in the domestic segment, leading to a positive impact on the results of operations.

Simultaneously, in the context of sustained passenger recovery, we continue to work with a focus on strict monitoring of the Company's operating costs, which allows us to take advantage of the efficiency achieved during the pandemic.

Likewise, we expect to continue with the execution of the capex program established in our contractual framework, with a projection of works both in the airports of the Buenos Aires area and in several airports in the interior of the country, continuing with the improvement and modernization program of airport infrastructure with a federal perspective.

“Free translation from de original in Spanish for publication in Argentina”

Independent auditor’s report

To the Shareholders, President and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Ciudad Autónoma de Buenos Aires

CUIT N° 30-69617058-0

Report on financial statement

Opinion

We have audited the consolidated financial statements of Aeropuertos Argentina 2000 S.A and its subsidiaries (the Company) which comprise the consolidated statement of financial position as at December 31, 2022, and consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the year then ended, and the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2022, and its consolidated comprehensive income and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). These standards were adopted as auditing standards in Argentina through Technical Resolution No. 32 of the Argentine Federation of Professional Councils for Economic Sciences (FACPCE), as approved by the International Auditing and Assurance Standards Council (IAASB for its acronym in English) Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code) and the ethical requirements that are relevant to our audit of the consolidated financial statements in Argentina. We have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

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Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Revenue Recognition – Accuracy and Occurrence in Revenue Recognition

As described in note 3.17. and note 4 to the consolidated financial statements, the Company receives income from the following activities: a) aeronautical services provided to users and air operators of the airports covered by the concession and b) non-aeronautical income, which is obtained mainly through the commercial activities carried out within the concessioned airports. Among the main aeronautical services we can mention the passenger use fees, aircraft landing fees and aircraft parking fees that are regulated by the Regulator of the National Airport System (ORSNA). Among the main non-aeronautical income are: income from use permits, for which the Company receives income from leases based on a fixed and/or variable fee, and income from the exploitation of fiscal warehouses, among others.

In line with IFRS 15, the Company recognizes revenue when performance obligations are fulfilled and control of services is transferred, as well as when the amounts can be measured reliably.

To calculate the value of the aforementioned income, numerous sources of information are used, which are maintained in different computer environments and automated processes that are susceptible to failures or errors in the proper functioning of each of the systems and/or in the exchange of information between them, as well as the manual intervention of some processes and controls. The effectiveness of the general internal control framework at a reasonable level of security related to the aforementioned systems and the revenue recognition process is essential to ensure the accuracy, correct period and occurrence of transactions.

This is a key audit matter because it is necessary to evaluate, among other aspects, the organization and governance of information systems, controls over maintenance and development of applications, physical and logical security, and the use of said systems.

Audit procedures performed in relation to this key matter included, among others:

•      Obtain an understanding and test the process carried out by the Company to process, authorize and recognize its income, as well as test the key controls associated with the recognition of income, including the information technology of the main systems involved in the process. revenue processing;

•      Inspection, on a selective basis, of contracts, as well as relevant communications with ORSNA that are related to revenue recognition;

•      We have performed substantive analytical procedures on aeronautical and non-aeronautical revenue;

•      We have assessed the impact of these revenues and test, on a selective basis, accounting entries, through inspection of supporting documentation to confirm that they have been properly recorded,

•      Evaluate the accounting policies disclosed in the individual financial statements with respect to the recognition of revenue.

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Other information

The other information comprises Management´s Report. Board of Directors is responsible for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed on the other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Board of Directors for the consolidated financial statements

Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

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Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Board of Directors.

•	Conclude on the appropriateness of Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

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We communicate with Board of Directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide to Board of Directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with Board of Directors, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on compliance with current regulations

In compliance with current provisions, we inform that:

a)	the consolidated financial statements of Aeropuertos Argentina 2000 S.A. are pending to be settled in the book "Inventories and Balances”;

b)	the individual financial statements of Aeropuertos Argentina 2000 S.A arise from accounting records kept in their formal aspects in accordance with legal regulations, which maintain the security and integrity conditions on the basis of which they were authorized by the Comisión Nacional de Valores;

c)	As of December 31, 2022, the debt accrued in favor of the Sistema Integrado Previsional Argentino by Aeropuertos Argentina 2000 S.A. arises from its accounting records and from the Company's liquidations amounted to $ 579,749,759, not being payable at that date;

d)	In accordance with what is required by Article 21, subsection b), Chapter III, Section VI, Title II of the regulations of the Comisión Nacional de Valores, we inform that the total fees for auditing and related services invoiced Airports Argentina 2000 SA in the year ended December 31, 2022 represent;

d.1)            93.81% of the total fees for services billed to Aeropuertos Argentina 2000 S.A. for all concepts in said exercise;

d.2)            98.32% of the total fees for auditing and related services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related companies in said year;

d.3)            89.44% of the total fees for services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related for all concepts in said year;

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e)	have applied the procedures on the prevention of money laundering and terrorist financing for Aeropuertos Argentina 2000 S.A. provided for in the corresponding professional standards issued by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, March 8, 2023.

PRICE WATERHOUSE & CO. S.R.L. by (Partner)
Miguel Angel Urus

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law No. 19,550 and the article 62 subsection c) of the BYMA Regulations (Argentine Stock Market), we have conducted the review described in the third paragraph regarding the consolidated financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries, including the consolidated statement of financial position as of December 31, 2022, the consolidated statements of comprehensive income, of changes in equity and of cash flows for the period previously referred and a summary of the significant accounting policies and other explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have taken into account the report of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated March 8th, 2023, who states that it has been issued in accordance with the International Standards on Auditing (ISAs), which were adopted as review standards in Argentina by Technical Pronouncement No. 32 and their respective adoption circulars of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

As stated in the chapter "Responsibilities of the Board of Directors in relation to the consolidated financial statements" of the external auditor's report, the Board of Directors of the Company is responsible for the reasonable preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the Board of Directors.

The company has prepared its consolidated financial statements using IFRS, under the premise that the entity has the capacity to continue as a going concern.

In accordance with the provisions set forth in the article 4º, section III, chapter I, title XII of CNV’s regulation, we consider appropriate the quality of the accounting and auditing policies of the issuer and the degree of objectivity and independence of the external auditor in exercise of his functions, based on the items listed hereunder:

(i) the consolidated financial statements of Aeropuertos Argentina 2000 S.A. were issued in accordance with the NIIF, adopted by the FACPCE and the CNV. Consequently, the quality of the accounting and auditing policies is satisfactory insofar as it conforms to those principles; and

(ii)Price Waterhouse & Co. S.R.L. is an international and locally recognized firm which provides auditing services to numerous companies, including those that carry out activities for which their auditors must have been previously approved by regulatory agencies, such as the National Securities Commission (CNV). Taking into consideration such circumstances, we consider that the firm of auditors has the degree of objectivity and independence required for the exercise of its work.

Based on our review, with the scope described above, we hereby inform that the consolidated financial statements of Aeropuertos Argentina 2000 S.A. as of December 31, 2022 consider all significant events and circumstances that are known to us, and regarding said documents we have no observations to make.

Additionally, in accordance with existing legal provisions we inform that:

a) the consolidated financial statements of the company arise from accounting records kept in their formal aspects in accordance with legal regulations, which maintain the conditions of security and integrity on the basis of which they were authorized by the CNV; and are pending to be recorded in the book "Inventories and Balance Sheets";

b) we have reviewed the Board of Directors’ annual report and have no observations to make as regards those matters that are within our competence; and

c) in exercise of the control of legality that corresponds to us, we have applied during the year the remaining procedures described in Article No. 294 of Law No. 19,550, which we consider necessary according to the circumstances, having no observations to make in this regard.

Autonomous City of Buenos Aires, March 8th, 2023.

Patricio A. Martin

By Surveillance Committee